82-5061

PaperlinX

07020378

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

11 January 2007

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

SEC MAIL PROCESSING RECEIVED JAN 16 2007 WASH, D.C. 186 SECTION

SUPPL

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

PROCESSED
JAN 18 2007
THOMSON
FINANCIAL

James Orr
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell
32 / 101 Collins Street, Melbourne 3000

List of documents forwarded under cover of this letter to Securities and Exchange Commission dated 11 January, 2007.

Ref.	Title	Date of release to ASX
1.	News Release – Woodyard Contract Signed	2 October 2006
2.	News Release – Agreement to divest Western Canada Paper Merchanting Group	11 October 2006
3.	Form 604 – Notice of change of interest of substantial holder from AXA	13 October 2006
4.	AGM Chairman and Managing Director speeches	20 October 2006
5.	AGM Presentation Slides	20 October 2006
6.	Results of AGM	20 October 2006
7.	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement	20 October 2006
8.	Appendix 3Y – Change in Director's Interest Notice (Andrew Guy)	20 October 2006
9.	Appendix 3Y – Change in Director's Interest Notice (Lindsay Yelland)	20 October 2006
10.	Appendix 3Y – Change in Director's Interest Notice (Dr N L Scheinkestel)	20 October 2006
11.	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement	31 October 2006
12.	Appendix 3Y – Change in Director's Interest Notice (Lindsay Yelland)	31 October 2006
13.	Form 604 – Notice of change in interests of substantial holder from Capital Group	6 November 2006
14.	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement	14 November 2006
15.	Presentation – Visit to Operations	23 November 2006
16.	Visit to Operations Presentation – Europe	28 November 2006
17.	Visit to Operations Presentation – UK	29 November 2006
18.	Form 604 – Notice of change in interests of substantial holder from AXA	30 November 2006
19.	Visit to Operations Presentation – North America	1 December 2006

PaperlinX

NEWS RELEASE

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

2 October 2006

Woodyard Contract Signed

PaperlinX has signed a contract with Price Inc. of the US for the establishment of a new woodyard for its Maryvale Mill in Victoria, Australia. This facility will be owned and managed by Price and will be built over the next 14 months. It is scheduled to come on line with the start up of the upgrade of the Maryvale Mill pulp capacity and bleach plant.

Commenting on today's announcement, Tom Park, Managing Director of PaperlinX, said "We are pleased to have moved on to the next stage of this strategic initiative, which we highlighted in our August results. We are pleased to be working with Price, who have a great deal of experience with a significant number of woodyards under management. This state-of-the-art facility will further enhance the quality and consistency of pulp to be produced at Maryvale's upgraded pulp facilities and consequently on its five paper machines."

Costs associated with this project and the closing of existing facilities are included in the $12 million one-off costs for 2007 already announced. The benefits will be immediately realized with the start-up of the pulp mill project.

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America, South Africa and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers including Reflex, Australia's leading copy paper, and a major Australian producer of high performance packaging and industrial papers.

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

11 October, 2006

PAPERLINX ENTERS INTO AGREEMENT TO DIVEST WESTERN CANADIAN PAPER MERCHANTING BUSINESS

As previously announced, as a condition of acquiring the Spicers Canada business (previously Cascades Resources), PaperlinX agreed with the Canadian Competition Bureau to divest certain elements of that business in Alberta and British Columbia. PaperlinX has achieved an important milestone in that process, entering into an agreement with Gould Paper under which it will divest those elements of the business for a price that will result in a small positive contribution above the net asset value. Completion of the transaction is subject to final approval from the Canadian Competition Bureau and other usual conditions.

Details of the business sold are shown in Note 11 in the PaperlinX Full Financial Report for 2006. Completion of the transaction will have the impact of lowering the net acquisition cost and overall size of the business, but will not materially impact the fundamental benefits of PaperlinX's acquisition of the Spicers Canada business from Cascades completed on 1 March 2006. As previously advised, Spicers Canada has met all earnings targets and has already achieved the targeted year 3 return on investment of at least 15%.

Commenting on the completion, Managing Director of PaperlinX, Tom Park said, "We are very pleased to have executed this agreement which will allow us to complete the sale of the Western Canadian business we were required to divest as previously agreed with the Canadian Competition Bureau. Our North American management team is to be congratulated on such a positive outcome for all concerned and for the positive momentum already reflected in the results of our Canadian businesses."

For further information, please contact:

Mr David Lamont
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers including Reflex, Australia's leading copy paper, and a major Australian producer of high performance packaging and industrial papers.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

; Company Name/Scheme	; uperfinX Limited
; N/ARSN	(5 146 350

Details of substantial holder (1)

; me	; A SA ("AXA"), AXA Asia Pacific Holdings Limited ("AXA APH") and various bodies corporate controlled by AXA and AXA APH ; ted in *Schedule 1* (together, "the AXA Group") and certain other entities associated with AXA and AXA APH listed in ; hedule 1.
; N/ARSN (if applicable)	(9 123 011

; ere was a change in the interests of the ; bstantial holder on	13/10/2006
; e previous notice was given to the compa y on	13/10/2006
; e previous notice was dated	13/10/2006

2 **Previous and present voting power**

; e total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant ; erest (3) in when last required, and when ow required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	23,032,396.00	5.16%	28,755,343	6.44%

3 **Changes in relevant interests**

; rticulars of each change in, or change in t e nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the ; stantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interes changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each p rson whose relevar interest has change l is listed in Schedi e 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

Present relevant interests

articulars of each relevant interest of the s bstantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registe d holder (securiti :	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The reg tered holders of the s curities are various hird parties acting a custodians on beha l of AXA Group e ities (see also co mn 1 of Schedu 2):	[Not applicable.]	Each person listed in Part A(i) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

Changes in association

e persons who have become associates ( ) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting erests in the company or scheme are as f llows:

Name and ACN/ARSN (i applicable)	Nature of association
[Not applicable.]	[Not applicable.]

Addresses

e addresses of persons named in this for are as follows:

Name	Address
See Parts A and B of Sc dule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

gnature

nt name: Milena Ickeringill Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

n here: Date: 19 October 2006

DIRECTIONS

) If there are a number of subst ntial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names c ld be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the for as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

) See the definition of "associat in section 9 of the Corporations Act 2001.

) See the definition of "relevant i terest" in sections 608 and 671B(7) of the Corporations Act 2001.

) The voting shares of a compar constitute one class unless divided into separate classes.

) The person's votes divided by e total votes in the body corporate or scheme multiplied by 100.

) Include details of:

(a) any relevant agre ment or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document se ing out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrang ment, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to whict he relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant greement" in section 9 of the Corporations Act 2001.

) Details of the consideration n st include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in elation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of an benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the rele ant interest was acquired.

) If the substantial holder is unal e to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

) Give details, if appropriate, of t e present association and any change in that association since the last substantial holding notice.

SCHEDULE ' - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the
ıformation available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible ent. ies / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entitic which are responsible entities, trustees, managers ı f funds and delegates of managers, including those s t out below	Not applicable
National Mutual Funds Mar agement Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Rosenberg Investmen Managers LLC	4 Orinda Way Bldg E, San Francisco, CA 94102
AXA Investment Managers JK Ltd	7,Newgate Street, London EC1A 7NX, England
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Asset Management Li nited	447 Collins Street, Melbourne, Victoria 3000
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia .imited	Level 29, 1 Farrer Place, Sydney, NSW 2000
Various custodians on behal of various international entities ultimately controllec by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with vo ing power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entitie: , including, as ultimate holding companies, those se out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings .imited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant nterests	
[Not applicable]	

PART I - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Cc npanies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000

Name	Address
National Mutual Funds Ma agement (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life A sociation of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltc	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management .td	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty .td	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Lt	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Servic s Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associ tes Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners ty Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Pla ning Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group I ty Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Invest ents) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Servic s Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Ma agement Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Manageme t Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insuran e Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Man gement NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000

Name	Address
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associate	
Not applicable	

SC HEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevai t Interest	Date of Transaction	Transaction Type	Consideration	# Shares
Westpac Custodian lominees as custodian for Natic nal Mutual Funds Manageme it Limited	open			4,614,900.00
	06-Oct-06	BUY	- 1,952,335.34	524,600.00
	10-Oct-06	BUY	- 1,669,585.02	438,400.00
	11-Oct-06	BUY	- 446,715.00	118,600.00
	12-Oct-06	BUY	- 1,693,572.57	445,872.00
	13-Oct-06	BUY	- 207,665.50	59,333.00
				6,201,705.00
Westpac Custodian lominees as custodian for ipac Securities Limited	open			2,714,300.00
	06-Oct-06	BUY	- 296,097.72	80,100.00
	10-Oct-06	BUY	- 254,779.28	66,900.00
	11-Oct-06	BUY	- 65,914.94	17,500.00
	12-Oct-06	BUY	- 259,046.66	68,200.00
	13-Oct-06	BUY	- 122,139.50	34,897.00
				2,981,897.00
Merril Lynch Cu todian Nominees as custod an for Ipac Securities Lin ited	open			619,000.00
			-	-
				619,000.00
Various Nominees (li ternational AXA Entities) Details iot available at time of fil ng	open			15,084,196.00
	October (6-13)	BUY		3,868,545.00
				18,952,741.00
TOTAL				28,755,343.00

Address given by the
Chairman of PaperlinX Limited,
David E. Meiklejohn, at the
Annual General Meeting in
Melbourne, Australia on
20 October 2006

Introduction

The 2006 year for PaperlinX saw a continuation of the negative downturn in the pulp and paper industry cycle globally. As a consequence, our businesses in Australia continued to experience depressed selling prices and high levels of supply offerings from overseas manufacturers. These factors contributed to a further reduction in the profit of our domestic paper manufacturing business, Australian Paper, while the earnings from our total global merchanting operations also showed a slight fall on prior year.

During the past year we have provided information to our shareholders and to our investors on the strategic initiatives we have underway and we have provided benchmarks against which our progress can be measured. Our Annual Report provides disclosure of and commentary on these actions and opportunities and demonstrates that we are investing current capital and foregoing short term earnings to provide improved long term profitability and returns for our shareholders. I am encouraged by the progress that we have made and the positive momentum we have across the Group, both in Australia and overseas.

The overall results for PaperlinX for 2006 reflect the adverse trading conditions in most of our major markets that have now continued for some three years. However, as we have previously indicated, the expanded platform of businesses we have developed continues to provide some balance in our earnings profile in that the substantial earnings from our paper merchanting operations partially ameliorates the depressed profitability of our domestic manufacturing operations.

PaperlinX operates in a tough and competitive global environment where many of the macro economic factors which affect our businesses are largely outside the control of individual paper manufacturing and distribution companies. Accordingly, your Board and management have focussed on issues that are within our ability to influence and control and which will reshape our businesses to provide longer term sustainable returns. During 2006 we have either implemented or commenced to implement a number of important programs and projects which we have listed in the annual report and I will comment on later. However, I again emphasise that the implementation of these programs has had and will have a negative impact on the 2006 and 2007 earnings but will improve our underlying cost base for the future.

Today I plan to comment on:

- The results for year ended 30 June, 2006;
- Some aspects of our future strategy;
- Corporate Governance;
- Workplace safety;
- The results for the September quarter;
- The outlook for the immediate period ahead.

The 2006 Year In Review

As already mentioned, our results for the year were impacted negatively by movements in key external factors including global over-supply of paper caused by excess manufacturing capacity, depressed selling prices, a continued weak US Dollar and rising input costs for items such as oil, chemicals and wood pulp.

The overall after tax result for PaperlinX for 2006 was $65.4 million, compared with $89.6 million in 2005, excluding the Australian Tax Consolidation benefit in 2005. Earnings before interest and tax was $152 million compared with $180 million last year.

The paper merchanting businesses provided a very creditable result of $190 million, compared with $194 million in the prior year, while profit from our paper manufacturing business, Australian Paper, fell from $12 million last year to a loss of $4 million after net one-off costs of $13 million. Excluding these one-off costs which relate largely to restructuring and profit improvement programs, underlying operating earnings for Australian Paper was a positive $9 million.

Whilst a number of our regional businesses have been impacted by the negative external factors, the overall results of recent years demonstrate that our paper merchanting business has continued to deliver less volatile results. Accordingly our early strategic decisions to expand our paper merchanting operations globally to underpin the Group's profit and cash flow have been successful as the majority of today's earnings is being contributed by merchanting. Further, the 11.5% return on funds employed from paper merchanting underpinned the overall group return of 6.2% which is in the top quartile compared with our international sector peers.

Our strategic responses to the current economic environment have been focussed on improving longer term returns from our merchanting and manufacturing businesses and this has required us to make some significant decisions during difficult economic trading conditions. We have initiated projects to improve and strengthen our core businesses, we have exited businesses where we do not have competitive advantage and we have acquired businesses which will improve our market position and profitability in the longer term.

The important initiatives which are outlined in the annual report include:

- The substantial project to upgrade the pulp mill and bleach plant at Maryvale;
- The closure of a paper machine at the Shoalhaven mill;
- The acquisition of the Cascades merchanting business in Canada;
- The restructuring of our merchanting operations in the Netherlands;
- The significant rationalisation of our logistics operations in the UK.

There are other projects and initiatives planned for 2007 and the costs of these will be offset to some extent by the cost and profit benefits delivered from the actions taken in 2006.

In respect of continuing operations, management continues to focus on reducing costs and managing working capital. Sound results were achieved in these areas in 2006. Balance sheet gearing remains satisfactory, although interest cover remains below our preferred level.

As I indicated last year, our dividend policy is now to target a pay out ratio of up to 70% of operating earnings after tax and the total dividend for the year of 10 cents per share reflects this ratio. The Board activated the Dividend Reinvestment Plan to assist shareholders to acquire additional shares in PaperlinX without cost and the initial take up was some 27% of shares and 15% of shareholders.

Future Strategy

PaperlinX intends to continue the strategy previously outlined to shareholders which revolves around strengthening and improving our Australian manufacturing base and building on and expanding our successful global paper merchanting platform. The Board continues to be of the view that this is the correct course of action even though we continue to bump along what we hope is the lower level of the paper cycle.

We recognise that the reduced levels of profitability and cash flow over the past year or two have restricted our ability to progress our strategy at the pace we would have liked. However, while the Board has approved that management proceed with key initiatives it is maintaining close surveillance of the underlying financial fundamentals and financial health of the Group overall. The Board and management will continue to monitor this underlying financial position to ensure that we keep all commitments within our financial capability.

Corporate Governance

As I have indicated previously, PaperlinX is committed to the principles of best practice in Corporate Governance and we continue working towards ensuring that our corporate governance practices comply with all relevant best practice guidelines.

Last year I indicated that we did not comply with the governance recommendations on Non Executive Directors' retiring allowances and indicated that we would take action on this matter this year. Accordingly, we have proposed a restructuring of the Directors' remuneration arrangements which involves terminating the existing Non Executive Directors' retirement scheme and adjusting cash remuneration to compensate for this change. Shareholders have been asked to vote on a specific Resolution on this matter and I will elaborate further on this issue later in the meeting.

Workplace Safety

As indicated in the Annual Report, the Board and management are committed to providing a safe workplace for all of the people who work for PaperlinX. Through the Safety and Environment Committee, the Board monitors progress against safety programs and targets throughout the world and we deal with safety and workplace issues as a priority in our board meetings.

There are a number of key measures used to assess workplace safety across the Group and we review these carefully region by region. In addition, we have a commitment to the wellbeing of our employees and programs are being implemented to increase the awareness of the personal benefits of a balanced lifestyle.

To ensure that the senior management, including the Chief Executive, give proper emphasis to this issue, we have included specific safety targets in the short term incentive arrangements for the senior management group so that the short term incentive payments reflect the success or otherwise of this important matter.

The September Quarter Results And Outlook

In August 2006 when we announced the results for the past year we indicated that there were few positive signs that the economic fundamentals affecting our business were improving. I confirm that this situation has not changed and the negative headwinds of excess global capacity which is depressing paper prices, higher input costs and the ongoing effects of a weak US Dollar have continued to impact our businesses in the current financial year. There do appear to be some positive developments that could lead to improved capacity utilisation rates globally for both coated and uncoated grades which in turn could have positive impacts on pricing, but we believe it is premature to predict any sustained improvement in these factors.

However, in this environment PaperlinX is benefiting from the strategic initiatives I have previously commented on and as a consequence the earnings for the September quarter for PaperlinX overall and for each of our Merchanting and Manufacturing businesses are ahead of the corresponding period last year.

In the longer term there needs to be significant capacity rationalisation across Europe to underpin long term paper pricing and we do acknowledge the recent progress made in this area. As regards our manufacturing business in Australia, as we have indicated previously there needs to be an overall improvement in the external economic environment for Australian Paper to fully deliver targeted earnings and returns through the paper cycle.

Within the above context the Board and Management will continue to focus on the staged implementation of strategic initiatives to improve the underlying earnings of PaperlinX, recognising that there will be some short term costs associated with some projects.

Conclusion

As is evident from my comments, we have yet to see any significant easing in the external pressures that have impacted us over recent times. However, we do see positive momentum occurring across the Group as our people respond to the

challenges facing them. Our staff and employees are well focussed and have clear targets and have made good progress on the areas within their control. I am confident that this will continue.

On behalf of the Board I recognise the substantial effort of our management and employees over what has been another difficult year. I also acknowledge the contribution made over the past six years by Darryl Abotomey, our foundation Chief Financial Officer, who retired as a director during the year and I wish him and his family all the best for the future.

I thank my fellow Directors for their support and commitment and we look forward to working for and with our shareholders in the year ahead.

David E. Meiklejohn
Chairman

20 October 2006

PaperlinX

Address given by the
Managing Director of PaperlinX Limited,
Thomas P. Park, at the
Annual General Meeting in
Melbourne, Australia on
20 October 2006

Introduction

As you have heard, the difficult external environment that has impacted our earnings so much over the past few years continued through 2006 and into this financial year. Internally, however, we are beginning to see the benefits from our range of strategic initiatives to improve our business. These initiatives are doubly important in tough times; they help mitigate negative external impacts and they release funds to support our future growth. But these initiatives are not short term expediencies. They are clearly aimed at building long term value for PaperlinX and its shareholders. Our people have had a clear focus on these actions, guided by our core operating principles, and have made good progress. Today I will give you an update on these projects and why they are so important to our Company.

Before I talk about the many things we are doing, however, first I will comment on the situation the paper industry currently finds itself in. The paper industry can be viewed in three layers; paper manufacturers, paper distributors and paper converters. Each has its own structural issues and opportunities, with each sharing one common driver, demand for paper. Of all the drivers for the paper industry, demand is probably the least volatile. Demand does vary year by year and region by region, but tends to follow long term trend lines driven by factors such as gross domestic product, retail spending and employment.

The key driver of volatility in recent years has been too much manufacturing capacity. This has led to too much supply into global markets, with paper

manufacturers often holding prices down to sell their surplus production. With paper internationally priced off a US dollar benchmark, currency relativities have also resulted in negative regional variances as in Australia, but the net impact has been lower prices and reduced earnings for most in our industry. Higher input costs for pulp, fuel and chemicals have further reduced returns for paper manufacturers, and in fact all of these negative factors have severely reduced the profits of our Australian manufacturing business over the past three years.

But we are now seeing manufacturers in key markets recognising that the solution is in their hands. A significant amount of North American high cost capacity has been shut and European manufacturers are starting to announce reviews and closures as well. If capacity utilisation improves, it is reasonable to expect pricing to follow. This is the positive environment we have seen recently in North America, but are only just seeing emerge in Europe. This is highlighted by recent announcements by both Stora Enzo and M-Real.

Paper distribution, or merchanting, is our other major business stream, and is the area where we have grown significantly in recent years. Despite the difficult market environment, we are delivering an 11.5% return on funds employed in merchanting, exceeding our cost of capital. Paper merchanting is about efficiency and that is the area where we are making real improvements across our business. We are the largest fine paper merchant in the world with sales of over 4 million tonnes, and we sell to a wide range of converters in many countries, including printers, publishers, office supply companies, corporates and others. Our focus is to build on our strong local customer relationships while leveraging global best practice in areas such as logistics, debtor management, systems, marketing and support for global customers.

So overall our results show that we have not been immune to the external factors impacting our industry and we are well down on our targeted returns as a consequence. But in this environment our returns remain in the top quartile among global paper companies due to our good mix of businesses, competitive advantages and productivity focus.

Group Results

Now to our results.

The PaperlinX net profit after tax for the 2006 financial year was $65.4 million, down 27% on last year's $89.5 million (excluding the benefit of Australian Tax Consolidation). This result continues to reflect the structural imbalances in global paper supply and demand, along with sharply higher input costs. It also includes significant one-off restructuring and closure costs of $25 million that we have mostly funded internally through the $21 million profit on sale of surplus assets. These one-off costs are investments in our future, with significant and growing benefits to earnings planned in future years as I will discuss later.

After a weaker first half, the underlying result in the second half of the year stabilised, showing a modest lift over the second half of the prior year for the company as a whole and for Australian Paper specifically.

Group operating earnings before interest and tax were $152 million, down 15% on last year. We saw weaker results in our Australian, New Zealand and UK merchanting businesses and in Australian Paper, and a strong performance in North America and Asia reflecting our leverage to any improvements in the external environment. Continued focus on expense management and working capital helped the company to generate operating cash flow of $260 million. Working capital was $88 million lower than last year (excluding the addition of our new Canadian paper merchanting business, Spicers Canada). Reducing working capital from existing business activities allows us to improve returns and to internally fund growth opportunities.

While our current profits are not where we want them to be, and not at a level that allows us to provide the level of returns we have targeted for our shareholders, our progress on our internally generated opportunities is encouraging.

Business Performances

I will now look at our operating businesses individually.

Overall volumes for our Australian and New Zealand merchanting businesses were 3% lower than last year, primarily due to lower volumes in New Zealand. Market conditions remained highly competitive, with average prices down 2% in Australia/New Zealand. Asian prices on the other hand were up 3% which, combined with market share growth, led to improved earnings. Paper Trading was constrained in volume due to lower exports from Australian Paper, but still grew operating earnings.

Results for our North American merchanting business reflected the stronger market conditions and benefits of several internal initiatives. The acquisition of Cascades Merchanting (now called Spicers Canada) was completed in March, and delivered strong earnings and working capital reductions. The Spicers Canada returns are currently running at over 15%, already exceeding the target we set to achieve by the end of year three. Kelly Paper in the US also performed particularly well with their high service model. Coast Paper in Canada saw a pleasing improvement in performance resulting from clear management focus despite the Canadian market facing many of the same macro issues seen in other non-US markets. Underlying volumes in North America were up 5%, including strong growth in proprietary brands and sheeter volumes, which were up 15%. Over the past two years, our profits in North America are up 120%, which highlights the upside leverage our business model has to improved market conditions.

European market conditions were again mixed. Continental European countries were generally more positive than in the prior year, while the UK market weakened as the year progressed, to see overall UK market volumes down 4% for the year. Given the high weighting of the UK in our European business portfolio, we saw overall European volumes slightly lower, with both margins and profits impacted. We did reduce expenses by 2%, and successfully reduced working capital by 7% as well. Europe will benefit in coming years from a number of key strategic initiatives that will build on the acquisition synergies already successfully achieved.

The external pressures on our paper manufacturing business, Australian Paper, have continued and resulted in a $4.1 million loss on the business overall or only a modest $9.5 million profit excluding net one-off costs. The closure of the number 1 paper machine at Shoalhaven mill in March was a reflection of our need to make step changes in our business, and will lead to improved returns. We are also investing in areas of competitive advantage including the Maryvale Pulp Mill Upgrade, the consolidation of PaperlinX Office, the growth of our copy paper brands like Reflex™, and in other quality upgrades. Underlying operating earnings have stabilised over the past three halves, and while external costs such as oil, pulp and chemicals remain a risk, we believe we are making the necessary decisions to bring Australian Paper's returns back to an acceptable level with some help from the external market.

Core Operating Principles

Our core operating principles were prepared to provide guidance to our people in prioritisation and decision making, and are now clearly reflected in the strategic initiatives identified to strengthen our business in this difficult environment. Our core operating principles are:

- Strengthen then build off existing business platforms
- Productivity to provide funds to improve sustainability and growth
- Simplification
- Actively prioritise activities based on value creation for our customers, suppliers and for PaperlinX
- Fully leverage our global opportunities
- Invest in our people and their skills
- Compliance is mandatory
- Results oriented teamwork/success as a team.

You will see the influence of these guiding principles in the list of strategic initiatives that we have underway at present and in our ongoing focus on reducing expenses and working capital.

Key Strategic Initiatives

In this difficult external environment, we have followed our operating principles to focus on the things within our control that will build a better and stronger company for the long term. Certainly we have had to address costs and manage our spending to match our current level of earnings, but we have also continued to invest in our people, our service to customers, and in expanding in areas where we have competitive advantages. These investments have been largely funded from reductions in working capital and the sale of surplus assets.

The list of initiatives highlighted at the half year is expected to add at least $35 million to underlying operating earnings in 2007 and at least $100 million in 2009. Additionally, two new initiatives were announced in August. These initiatives, while having a one-off cost of around $12 million in the first half of fiscal 2007, will contribute positively to operating earnings beyond that.

Not all of our decisions have been either easy or pleasant, but all have been aligned with our strategic direction and been important steps towards the future. Today I would like to review with you the key projects underway across the group and their current status:

Acquisition of Cascades Merchanting in Canada

We acquired the business, now called Spicers Canada, in March of this year, to build our business scale in Canada. Spicers also brought good people and an innovative business model to the group. The acquisition completed on time for around A$100 million and has already exceeded its year three target return of 15% through strong in-market performances and an excellent effort in reducing the working capital needed to support the business. This acquisition highlights the benefit of building on our existing business platforms in established markets, buying good businesses with good people, and applying global best practice in areas such as working capital, debtor and safety management.

We have recently reached agreement on the sale of the Spicers Western Canadian paper merchanting business that was required by the Canadian Competition Bureau as a condition of our acquisition.

Exit from the Portuguese market

During the year we also exited the Portuguese market where we had a small paper merchanting business that we saw as being unable to achieve adequate returns. As important as growing in markets with opportunity is understanding where we do not have advantages and reallocating the funds tied up into higher returning opportunities.

The closure of the number 1 paper machine at our Shoalhaven Mill

It is always a difficult decision to close a paper machine, with the resultant job losses and impact on the local community. However to improve overall operating efficiency we made the decision to replace unprofitable products made for the export market at Maryvale with products that were previously manufactured on the number one paper machine at Shoalhaven. The once-off cost was $15 million last year. Well done to our people who successful completed this difficult task smoothly and with dignity.

The upgrade of Maryvale Mill's number 1 paper machine

This paper machine is now successfully producing a world class quality semi-extensible product which enhances our competitive position in both the domestic market and in the increasingly attractive export markets. We are seeing improving uptake of this product after a slower than expected start and we are seeing incremental benefits in this fiscal year.

Maryvale pulp mill upgrade and new bleach plant

This major project to improve paper quality, reduce pulp production costs, replace imported pulp and improve our environmental impact by upgrading the current pulp capacity and bleach plant at the Maryvale Mill is difficult, but on track. The investment of $203 million will allow us to leverage our local source of fibre while self manufacturing pulp at an average of 40% less than the cost of importing pulp,

while also reducing the cost of currently manufactured pulp by an average of 15%. I will comment on the substantial environmental benefits of this project later on. We expect to see the full benefit in the 2009 fiscal year.

Netherlands Integration

We have three successful merchants in the Netherlands which provides us with opportunities to improve our performance by integrating activities where appropriate, while retaining our distinct customer interfaces. We are building on this platform so that our superior performance and competitive position is retained into the future. Announced integrations are all on track as planned under a new leadership team.

The Delivery Co (UK)

In the UK we are undertaking the integration of the individual logistics operations of our four successful UK paper merchants to optimise customer service, maximise efficiency and minimise the environmental impact of distribution activities. I have recently visited the first integrated site in Ipswich which became operational in August. The smooth change over to The Delivery Company model is a credit to the many people involved in this complex activity.

Customer service benefits will flow from the capability of the combined logistics organisation as it is rolled out across the UK.

European IT Platform

A key facilitator for future opportunities is the creation of a common IT platform across Europe to support improved inventory and warehouse control in order to improve working capital management, to deliver a range of synergy benefits and to improve service to customers. Our first implementations have been successfully launched in Ireland and will now be progressively rolled out across the rest of Europe.

There are also other important initiatives underway across the Group focussing on areas where we can work with our strategic suppliers to build competitiveness and grow volumes together, or where we can work with global customers to meet their needs for consistent product benefits that we can deliver from our unique global platform. These are areas of real future potential.

Two new strategic initiatives that we highlighted in August of this year are:

The creation of PaperlinX Office

PaperlinX Office combines three Australian businesses which service the office products and stationery market in Australia into a single co-ordinated entity to provide a higher standard of service in a highly competitive marketplace. This new business was launched in August and you will have seen in the Annual Report envelope a flyer showing you the range of products available. We certainly hope you will support your company by purchasing these products when you have the opportunity.

And finally, the Maryvale Mill Wood Yard

We have outsourced the new wood yard facility to be built and managed by Price Inc at our Maryvale Mill in Gippsland to further enhance the quality and consistency of pulp to be produced at Maryvale's upgraded pulp facilities, while reducing our costs and limiting our own capital investments.

This summary of strategic initiatives underway across your company shows the alignment with our Core Operating Principles and a real desire to invest time and funds now to improve our results for the future. There is more for us to do, but the successful implementation of these initiatives will substantially improve our future leverage to the upside.

Environment

Looking beyond financials and strategic initiatives, we are also progressing in both social and environmental areas that improve our sustainability as a company.

As a global company, we are committed to continuously improving both our social and environmental performance and setting the scene for further improvement.

As examples, our investments in the Maryvale Pulp Mill and Bleach Plant Upgrade, our greater range of recycled and independently certified products and our more efficient merchant logistics integrations that reduce energy use and emissions are all targeted at further improving our environmental performance.

The upgrade of our Maryvale pulp capacity also underpins our move to 100% plantation sourced fibre for communications paper by 2017, while at the same time supporting our move to recycled water for our paper-making activities, reducing emissions and allowing the production of elemental chorine free pulp.

Our participation in the creation of the Cores and Links Conservation Area in Gippsland, working with our major plantation supplier, the Victorian Government, councils and community organisations is an example of sound conservation, social and commercial outcomes coming together.

We have also continued to achieve environmental certification of our products including Reflex™ which is now Forestry Stewardship Council (FSC) certified along with a growing list of our merchants and Mills which have gained FSC Chain of Custody certification.

And our focus on recycling also continues to grow as seen by our use of 70 – 80 thousand tonnes of recycled products that would otherwise go to landfill. We are seeing increased sales of products with recycled content and positive employee environmental initiatives across our company.

Overall a good story, reflected in our membership of the FTSE4Good Index.

Our People

How we bring together and share the collective knowledge and enthusiasm of our people will determine our long term success. To support our people and grow their skills we must invest in them.

In 2006, we have completed training for around 300 of our most senior managers, building on leadership skills as well as introducing a common approach to growing economic profit to create value for shareholders.

We have an advanced sales training programme underway at present to provide our salespeople with additional tools to be able to better define and communicate our value propositions to our customers and we will continue to roll out new programmes to support the development and growth of our people.

As the Chairman has already mentioned, workplace safety is also a key priority for the Board and for our people at PaperlinX. Our Sustainability Report highlights many of the initiatives occurring across the Group in this area. Our key measures of performance in this area, lost time injury frequency rate and medically treated injury frequency rate were down 27% and 26% respectively on last year with a particularly good improvement in the European businesses and with the shared "Search for the Future" initiative at our Maryvale Mill.

Conclusion

This year has been about focus. Focus on our products. Focus on the areas within our control. Focus on our customers and our unique offerings. To be successful we need to be better. Better than we are today and better than our competition. We need to have the best product portfolio, with differentiated products. We need simple and clear value propositions. Our focus this year has moved us well down this path.

While there do appear to be more positive developments occurring within the industry to address some of the structural issues I mentioned earlier, we will remain focussed on delivering on the commitments to our shareholders, our

suppliers, our customers and to our employees that we can control, regardless of the external environment we operate in.

I would like to thank my fellow employees for the progress we have made this year, and for the courage they have shown in looking for new ways of doing business. The energy and collaboration to identify and deliver better ways of operating is increasingly visible across the Company, and underpins our future success.

Thank you.

Thomas P. Park
Managing Director
And Chief Executive Officer

20 October 2006

PaperlinX

PaperlinX

Annual General Meeting

Chairman – David Meiklejohn

Order of Business

- Introduction
- Chairman's address
- Managing Director's address
- Discussion of accounts
- Election of Directors
- Consideration and vote on Remuneration Report
- Consideration and vote on non-executive Directors' remuneration
- Consideration and vote on renewal of Partial Takeovers Provision
- Refreshments

PaperlinX

PaperlinX

Introduction

- Challenging conditions throughout 2006
- Internal initiatives and momentum
- Balanced earnings
- Focus on longer term sustainable returns

Agenda

- Year in review
- Future strategy
- Corporate Governance
- Workplace safety
- September quarter results
- Outlook

Year in Review

- Key external factors
  - Global supply / demand
  - Paper selling prices
  - Continued weak US dollar
  - Input costs
- Creditable paper merchanting result
- Depressed manufacturing result
- Returns in top quartile of industry
- Key strategic initiatives on track
- Dividend Reinvestment Plan

PaperlinX

Future Strategy

- Strengthening and improving Australian manufacturing
- Building on an expanding merchanting platform
- Focus on financial fundamentals

PaperlinX

Corporate Governance

- Committed to best practice
- Restructuring of Directors' remuneration
  - comply with best practice guidelines
  - terminate existing retirement scheme
  - resolution later in meeting

PaperlinX

Workplace Safety

- Strong commitment at all levels
- Board priority
  - Continual improvement
  - Targets
- Reflected in senior management incentives

PaperlinX

September Quarter and Outlook

- Challenging conditions continued in the first quarter
- First quarter ahead of prior corresponding period
- Positive developments appearing in overseas markets
- Manufacturing will need improved external conditions to fully deliver targeted returns

Conclusion

- Difficult economic conditions
- Positive momentum
- Focus on clear targets
- Substantial effort with good progress

PaperlinX

PaperlinX

Annual General Meeting

Managing Director – Tom Park

Introduction

- Strategic Initiatives to improve long term returns
- Industry structure
  - Global over capacity
  - Higher input costs
  - Solutions in the manufacturers' hands
- Internal focus on efficiency

PaperlinX

2006 Group Results

- Net profit **A$ 65.4 million**
  - Down on prior year
  - One-off items
  - Stabilised in second half
- Operating earnings (EBIT) **A$152 million**
  - Weaker in Australian, NZ and UK markets, and Australian Paper
  - Strong in North America and Asia
  - Operating cash flow A$260 million
  - Working capital reduction A$88 million

PaperlinX

2006 Business Performances

	VOLUME	PRICES	COSTS	PROFITS
Australian/New Zealand Merchanting	↓	↓	↓	↓
Asian Merchanting	↑	↑	↓	↑
Paper Trading	↓	↑	↓	↑
North American Merchanting	↑	↑	↑	↑
European Merchanting	↓	↓	↓	↓
Australian Paper	↓	↓	↑	↓

Core Operating Principles

Our Core Operating Principles have provided guidance to improve our competitiveness and position ourselves for improved returns going forward:

- Strengthen then build off existing business platforms
- Productivity to provide funds to improve sustainability and growth
- Simplification
- Actively prioritise activities based on value creation for our customers, suppliers and for PaperlinX
- Fully leverage our global opportunities
- Invest in our people and their skills
- Compliance is mandatory
- Results oriented teamwork/success as a team

Key Strategic Initiatives

- Built from our core operating principles
- Investing in the future
- Positive and growing contribution from 2007
  - Net $23 million in 2007 ($35 million less $12 million for new initiatives)
  - Over $100 million in 2009
- Tough decisions taken

Cascades Acquisition

SPICERS
a Division of PaperlinX Canada Limited


Cascades
WWW.CASCADESRESOURCES.COM

- $100 million cost
- 15% return achieved
- Sale of western Canadian business

Exit from Portuguese Market


1 AUSTRIA
2 BELGIUM
3 CROATIA
4 CZECH REPUBLIC
5 DENMARK
6 FINLAND
7 FRANCE
8 GERMANY
9 HUNGARY
10 IRELAND
11 ITALY
12 NETHERLANDS
13 POLAND
14 SERBIA
15 SLOVAKIA
16 SLOVENIA
17 SPAIN
18 UNITED KINGDOM

PaperlinX

Shoalhaven PM 1 Closure



- Improve efficiency
- One-off cost of $15 million

PaperlinX

Upgrade of Maryvale Paper Machine 1



Australian Paper
VILLAGE
HAIGH'S
CHOCOLATES

- Upgrade complete
- Product uptake improving

Pulp Mill and Bleach Plant Upgrade



- $203 million investment
- Lower pulp cost
- Environmental and quality benefits

Netherlands Integration

BührmannUbbens

PB
Proost en Brandt

DRiem
papier

The Delivery Co


THE DELIVERY CO.

- Integrated logistics
- Improves service
- 1st site operational

European IT Platform



- Common European IT platform
- Launched in Ireland successfully
- Roll-out progressively

PaperlinX Office

Spicers Office Papers + tudor + Australian Paper office

=

PaperlinX Office

Maryvale Wood Yard Outsourcing



- Agreement concluded
- Quality and cost benefits

Environment



- Continuous improvement in social and environmental performance
- Strategic investments
- "Cores and Links" local example
- FSC (Forestry Stewardship Council) chain-of-custody certification
- Recycling
- FTSE 4 Good Index

Our People



- Leadership training
- Advanced sales training programme
- Workplace safety
  - LTIFR down by 27%
  - "Search for the Future"

PaperlinX

PaperlinX



PAPERLINX EUROPE
PAPERLINX NORTH AMERICA
PAPERLINX ASIA
PAPERLINX AUSTRALIA & NZ

PaperlinX

Election of Directors

Andrew Guy



Election of Directors

Nora Scheinkestel



PaperlinX

PaperlinX

Proxy Summary

Resolution	Proxies		
	For (including Open proxies to Chairman)	Against	Open proxies (Other than to Chairman)
Election of Mr A F Guy	226,806,997	1,322,491	1,871,677
Election of Dr N L Scheinkestel	225,650,236	2,468,063	1,871,677
Remuneration Report	221,532,231	5,760,654	1,877,222
NEDs Remuneration	212,905,141	10,946,201	3,995
Partial Takeovers Provision	219,631,313	2,239,284	1,870,258

PaperlinX

PaperlinX

Results of Poll

Resolution	For	Against
Election of Mr A F Guy	XX.X%	XX.X%
Election of Dr N L Scheinkestel	XX.X%	XX.X%
Remuneration Report	XX.X%	XX.X%
NEDs Remuneration	XX.X%	XX.X%
Partial Takeovers Provision	XX.X%	XX.X%

PaperlinX

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

20 October 2006

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Results of Annual General Meeting
PaperlinX Limited

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise that details of the resolutions and the proxies received in respect of each resolution are set out in the attached proxy summary.

Your faithfully,

James Orr
Company Secretary

Encl.

2a Re-election of Director - Mr A F Guy

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
219,950,860	1,322,491	697,954	8,727,814

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
227,638,570	3,199,642	705,066

2b Re-election of Director - Dr N L Scheinkestel

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
218,780,201	2,468,063	709,143	8,741,712

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
226,484,014	4,344,192	716,255

3 Adopt the Remuneration Report for the year ended 30 June 2006

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
214,592,280	5,760,654	1,529,012	8,817,173

The motion was carried as an ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
224,164,902	5,792,175	1,582,656

4 **Increase in aggregate cap of Non-executive Directors' remuneration**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
210,195,721	10,946,201	1,102,868	4,488,427

The motion was carried as a ordinary resolution on a poll the details of which are:

In Favour	Against	Abstention
213,506,860	12,746,111	1,150,341

5 **Renewal of Partial Takeovers Provision in the Constitution**

The instructions given to validly appointed proxies in respect of the resolution were as follows:

In Favour	Against	Abstention	Proxy's discretion
212,550,740	2,239,284	6,958,264	8,950,831

The motion was carried as a special resolution on a poll the details of which are:

In Favour	Against	Abstention
222,315,281	2,258,178	6,967,376

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,610,971
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Full paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.50 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	13/10/06 Shares issued to shareholders who elected to participate in the Dividend Reinvestment Plan prior to record date for the 2006 Final Dividend, being 22 September 2006. 16/10/06 Shares issued following the exercise of options pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 October 2006 – 1,585,971 16 October 2006 – 25,000

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
447,793,180	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,611,670 (included in this figure is 25,000 performance options which was exercised on 16 October 2006)	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 October 2006
(~~Director~~/Company secretary)

Print name: James K Orr

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Frank Guy
Date of last notice	3 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest are shares purchased through Ristolle Pty Limited
Date of change	13 October 2006
No. of securities held prior to change	58,256 - Direct 7,401 - Indirect 50,855
Class	Fully paid ordinary shares
Number acquired	Direct – 95 shares Indirect – 385 shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.50 per share
No. of securities held after change	58,736 - Direct 7,496 - Indirect 51,240
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay James Yelland
Date of last notice	3 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest are shares purchased by Suzanne Jeanette Yelland
Date of change	13 October 2006
No. of securities held prior to change	32,672 - Direct 23,357 - Indirect 9,315
Class	Fully paid ordinary shares
Number acquired	Direct – 299 Indirect – 119
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.50 per share
No. of securities held after change	33,090 – Direct 23,656 - Indirect 9,434
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in the Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	31 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased through 1. Scheinkestel Superannuation Pty Ltd A/C No. 2 2. Scheinkestel Superannuation Pty Ltd A/C No. 3
Date of change	13 October 2006
No. of securities held prior to change	37,975
Class	Fully paid ordinary shares
Number acquired	Scheinkestel Superannuation Pty Ltd A/C No. 2 - 82 shares Scheinkestel Superannuation Pty Ltd A/C No. 3 - 405 shares
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.50 per share
No. of securities held after change	38,462

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	175,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Full paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	150,000 options at exercise price of $3.13 25,000 options at exercise price of $3.32
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 October 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	447,968,180	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,436,670 (included in this figure is 175,000 options which was exercised on 30 October 2006)	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 October 2006
(~~Director~~/Company secretary)

Print name: James K Orr

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**PAPERLINX LIMITED**
ABN	**70 005 146 350**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lindsay James Yelland
Date of last notice	20 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	30 October 2006
No. of securities held prior to change	33,090 – Direct 23,656 - Indirect 9,434
Class	Fully paid ordinary shares
Number acquired	378
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.03 per share
No. of securities held after change	33,468 – Direct 24,034 - Indirect 9,434
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase pursuant to the PaperlinX Directors and Officers Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme PaperlinX Limited

ACN/ARSN

1. Details of substantial holder(1)

Name The Capital Group Companies, Inc.

ACN/ARSN (if applicable) n/a

There was a change in the interests of the substantial holder on 02 November 2006

The previous notice was given to the company on 18 April 2005

The previous notice was dated 15 April 2005

The shares reported were owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	26,919,422 shares	6.0334%	22,547,000 shares	5.0332%

The shares being reported under this section are owned by accounts under the discretionary investment management of 1 investment management company (Capital Research and Management Company) which is a direct or indirect subsidiary of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
18 April 2005 To 2 November 2006	The Capital Group Companies, Inc.	Decrease in Holdings	Average price of 3.4107 AUD	4,372,422 Ordinary Shares	4,372,422

See Annexure A dated 15 April 2005

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 02 November 2006 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Counsel

sign here [signature]

date 03 November 2006

Annexure "A"

This is the Annexure of 1 page marked Annexure "A" referred to in Form 604 signed by this corporation dated 2 November 2006.

The Capital Group Companies, Inc.

By: ______________________________
Liliane Corzo
Counsel

Australia Annexure
PaperlinX Limited

2 November 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Research and Management Company	11000012	22,547,000	
		22,547,000	
GRAND TOTAL		**22,547,000**	**5.03%**

Nominee List

PaperlinX Limited
02 November 2006

Nominee Name
Chase Manhattan Bank Australia Limited
Level 36 World Trade Centre
Jamison Street
Sydney, NSW 2000 Australia

11000012		22,547,000
	Total Shares:	22,547,000

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

PaperlinX Limited

ABN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Full paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15,000 options at exercise price of $3.13
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 November 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	447,983,180	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,421,670 (included in this figure are the 15,000 options were was exercised on 2 November 2006)	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 November 2006
(~~Director~~/Company secretary)

Print name: James K Orr

== == == == ==

PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel +61 3 8540 2211
Fax +61 3 8540 2255

STOCK EXCHANGE RELEASE

23rd November, 2006

VISIT TO OPERATIONS

PaperlinX will be hosting its biannual visit, for financial market participants, to its European and North American paper merchanting operations from 27th to 30th November, 2006. Visits will be made to businesses in Amsterdam (Netherlands), Northampton (UK) and Toronto (Canada). Presentations made on this trip will be lodged with the Australian Stock Exchange in advance and will be available at www.paperlinx.com on the day of each visit.

The aim of these visits is to provide an opportunity for the financial market to gain an improved understanding of the drivers of the Company's paper merchanting businesses and the value proposition for customers. Attendees are covering their own costs.

Attached is the introductory presentation which will be made to participants at the opening of the visit.

-ENDS-

For further information contact:
David Shirer
Executive General Manager – Corporate Affairs
PaperlinX Limited
Tel. +61 3 8540 2302

PaperlinX

Visit to Operations

Introductory presentation to be made by David Shirer, Executive General Manager, Corporate Affairs on 27th November, 2006 in Amsterdam

Introduction - Companies to be visited

Monday, 27th November 06	PaperlinX Europe PaperlinX Netherlands Buhrmann-Ubbens
Tuesday, 28th November 06	PaperlinX UK Robert Horne Group Howard Smith Paper Group
Wednesday 29th November 06	PaperlinX North America Spicers Canada

Core Operating Principles

Our Core Operating Principles have provided guidance to improve our competitiveness and position ourselves for improved returns going forward:

- Strengthen then build off existing business platforms
- Productivity to provide funds to improve sustainability and growth
- Simplification
- Actively prioritise activities based on value creation for our customers, suppliers and for PaperlinX
- Fully leverage our global opportunities
- Invest in our people and their skills
- Compliance is mandatory
- Results oriented teamwork/success as a team.

Merchant Revenue Split


N.America
16.5%
Europe
65.7%
Australasia
17.7%

Total merchant revenue A$6.9 billion (2006)

Merchant EBIT Split


Australasia
14.1%
Europe
64.9%
N. America
21.0%

Total merchant EBIT A$190.4 million (2006)

PaperlinX

Current Market – what we have said

- Negative impacts continue from
  - excess global capacity
  - higher input costs
  - currency impacts on pricing
- Despite positive announcements from paper manufacturers that may ultimately benefit global capacity utilisations, we believe it is too early to predict any sustained improvement in pricing

PaperlinX

Coated Woodfree Paper


US Average Coated Freesheet Price (US$ per tonne)
Aug-00
Aug-01
Aug-02
Aug-03
Aug-04
Aug-05
Aug-06

US Coated Freesheet Market

- AUG 06 up 4.8% vs. AUG 05
- YTD 06 up 4.9% vs. YTD 05


European Price - 100gsm Reels (€ per tonne) - Germany


European Price - 100gsm Reels (£ per tonne) - UK

Source: RISI & Company Data

PaperlinX

Coated Woodfree Paper continued


Capacity Utilisation – North America


Capacity Utilisation – Western Europe

Source: RISI & Company Data

PaperlinX

Uncoated Woodfree Paper


US Average Uncoated Freesheet Price (US$ per tonne)

US Uncoated Freesheet Market

- AUG 06 up 21% vs. AUG 05
- YTD 06 up 9.8% vs. YTD 05


A4 Cutsize B Grade (€ per tonne) - Germany


A4 Cutsize B Grade – (£ per tonne) - UK

Source RISI & Company Data

PaperlinX

Uncoated Woodfree Paper continued


Capacity Utilisation (% – North America)


Capacity Utilisation (% – Western Europe)

Source RISI & Company Data

PaperlinX

Paper Prices Summary

- There are a number of industry paper price rise announcements currently in the market in continental Europe which will be tested over coming months
- Should these be successful, they will not substantially benefit the first half of the Company's fiscal year
- Market conditions remain difficult for both our manufacturing and global merchanting businesses as previously indicated. We reiterate our view that it is too early to call a turn and have not changed our internal expectations
- There have been a number of capacity closures announced by European paper manufacturers over the past year. These are due to be completed during calendar 2007 and should ultimately result in improved capacity utilisation that will support a more robust pricing environment after that period
- The announced European industry structural changes should result in an improved supply/demand balance in that region in the medium term. This combined with the cost pressures continuing to impact global paper manufacturers should ultimately lead to improved paper prices in Europe as has been seen in North America

PaperlinX

Major Business Initiatives to be reviewed

All initiatives remain on track

INITIATIVE	STATUS
The Delivery Co (UK)	Initial sites operational, roll-out on-plan
Netherlands integration	Management appointed, packaging integrated, Driem integrated successfully
Cascades acquisition in Canada	Complete, 15% ROFE achieved, small divestments completed
European IT platform	1st implementations successful (Ireland), on-track
Growth of own brands	17% YTD growth in European merchant brands
Expansion into complementary categories	Sign and Display / Industrial Packaging growth

PaperlinX

Benefits from Strategic Initiatives

- Significant benefits to operating earnings from strategic initiatives highlighted during fiscal 2006
  - +$35 million in 2007
  - +$100 million in 2009
  - These initiatives on track for expected benefits
- Two new strategic initiatives announced in August 2006
  - PaperlinX Office
  - Maryvale woodyard outsourcing
    - Complements Maryvale pulp upgrade
    - Includes redundancies and redundant asset write-offs
  - Net $12 million one-off costs from these in 2007 (mainly in first half)
  - Returns above target levels

Impact on Tax Rate

- The group tax rate is likely to be at the high end of expectations with a full year effective tax rate in the low to mid 30's a likely result
- The one-off restructuring cost of $12 million relating to the new initiatives (Maryvale wood yard and PaperlinX Office) announced in August will largely be incurred in the first half and will result in a continuation of income tax losses in Australia which are currently not being booked
- This increases the effective tax rate, particularly in the first half

Summary

- We reiterate our previous statements:
  - difficult industry conditions continue
  - too early to call a turn
- There have been no changes to our internal expectations as above
- Market forecasts appear to include a more positive set of assumptions than our base case position
- It is not yet clear how the continental European pricing scenario will unfold but it is unlikely to benefit the first half to any meaningful amount
- Higher tax rate will be driven by changing geographic split of earnings and Australian tax losses
- European paper industry announcements should support the supply/demand balance in the medium to long term and support pricing, but will not impact in the short term
- Our key strategic initiatives all remain on track and in line with our expected benefits

Disclaimer

Forward looking Statements:

Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from the future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements made in this presentation to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Welcome to PaperlinX Europe

Eduard de Voogd
Zutphen, the Netherlands
27 November 2006

PaperlinX

Programme 27th November 2006

10.30 PaperlinX Europe today		Eduard de Voogd
11.30 PaperlinX Benelux		Anne Schouten
12.30 Lunch		
13.30 BührmannUbbens		René Olsthoorn
14.00 Site visit		
16.00 Departure to Amsterdam		
18.30 Dinner at restaurant Reflet, Amsterdam		

PaperlinX

PAPERLINX in Europe


MERCATOR
Axelium
Adria Papir

PaperlinX Europe's Operating Companies

Austria
PaperNet

Belgium
Epacar

Croatia
Adria Papir

Czech Republic
Ospap

Denmark
Udesen Grafiskt
CC&Co Group
Papernet Cons

Finland
PaperNet

France
Axelium

Germany
Deutsche Papier

Hungary
Budapest Papir

Ireland
Robert Horne Ireland
DM Paper

Italy
Polyedra

Netherlands
BührmannUbbens
Proost en Brandt

Poland
Mercator Papier

Slovakia
Bratislavska Papier

Slovenia
Alpe Papir

South Africa
Finwood Papers

Spain
Union Papelera

UK
Robert Horne
HSPG
The Paper Company

Completed Projects past 18 months

- Acquisition and integration Hestbech Packaging Denmark
- Restructuring Irish OpCo's
- Implementation new ERP system in Ireland
- Divestment Portugal and Sweden
- Acquisition and Integration Antalis Denmark
- Integration DRiem Papier into Proost en Brandt
- Acquisition and integration Display company in Italy
- Start DeliveryCo
- Acquisition and integration First Class Packaging UK

PaperlinX Organisation – Leadership Team



PaperlinX Europe Structure


PaperlinX Europe
Eduard de Voogd
UK/Ireland/SA
Toby Marchant
United Kingdom
Ireland
South Africa
Benelux
Anne Schouten
Belgium
Netherlands
Southern & Central Europe /
Nordic Countries
Thomas Heine-Geldern
Austria / Croatia / Czech Republic / Finland / France / Hungary / Italy / Poland / Slovakia
Serbia / Slovenia / Spain
Denmark/Germany
Eduard de Voogd
Denmark
Germany

Market Positioning

Competitor market shares 2005

PaperlinX clear market leader overall



PaperlinX
Papyrus
Antalis
MAP
Igepa
Inapa
Burgo
Xerox
Europapier
Others
20%
13%
11%
9%
9%
7%
4%
3%
2%
20%
0%
5%
10%
15%
20%
25%
% of total merchant market

Source: PaperlinX estimates

Market leading position in Europe



Medium market share Countries
High market share countries

Source: PaperlinX

Business Segmentation



Split by business
Envelopes
3%
Packaging
4%
Other
0%
Display
7%
Commercial
Print
51%
Office
35%
Commercial Print
Office
Display
Packaging
Envelopes
Other

Product Segmentation



Split by Product (in volume)
Cut-Size
17%
Other
18%
Uncoated
18%
Coated
47%
Other
Coated
Uncoated
Cut-Size

Projects PaperlinX Europe

- Multi Operating Company Countries
  - UK
  - Netherlands
  - Ireland
- European IT System
- E-commerce
- Logistics
- Branding
- Sales training

Industry Conditions - WFC

Industry volume growth has been good

• Western Europe shipments September YTD	+ 1%
• Other Europe shipments September YTD	+ 8%
• Overseas shipments September YTD	+ 16%
• Total shipments September YTD	+ 4%

Source: Industry

In the first 9 months of this year overall demand has been good, particularly so in Germany, Italy and Eastern Europe. The UK, France and Spain continue to be disappointing.

CEPIFINE DELIVERIES STATISTICS ©

Coated WoodFree Total

Summary

Accumulated through September 2006

From CEPIFINE to:	Deliveries 2006 tonnes 1-9	Deliveries 2005 tonnes 1-9	Change 2006 : 2005 tonnes 1-9	Change 2006 : 2005 % 1-9
Austria	112 284	108 080	4 204	4%
Belgium/Luxembourg	208 745	201 205	7 540	4%
Denmark	74 223	77 149	-2 926	-4%
Finland	46 970	55 616	-8 646	-16%
France	656 478	666 094	-9 616	-1%
Germany	1 216 078	1 177 088	38 990	3%
Great Britain	946 113	963 506	-17 393	-2%
Greece	96 961	70 220	26 741	38%
Ireland	31 521	31 554	-33	0%
Italy	735 221	706 865	28 356	4%
Netherlands	173 295	174 826	-1 531	-1%
Norway	33 894	34 634	-740	-2%
Portugal	56 979	59 317	-2 338	-4%
Spain	502 261	499 031	3 230	1%
Sweden	95 150	94 440	710	1%
Switzerland	106 968	106 608	360	0%
West. Europe	5 093 143	5 026 233	66 910	1%
Other Europe	585 595	541 193	44 402	8%
Europe, total	5 678 738	5 567 426	111 312	2%
Near East	154 977	154 652	325	0%
Far East	180 617	191 031	-10 414	-5%
Africa	140 277	110 916	29 361	26%
North America	399 311	301 120	98 191	33%
Latin America	383 211	302 293	80 918	27%
Oceania	72 857	84 407	-11 550	-14%
Overseas	1 333 250	1 146 419	186 831	16%
TOTAL	7 011 988	6 713 845	298 143	4%

Scenario


CWF 2/S WE: CAPACITY AND DELIVERIES
K Tns
Capacity
Total Deliveries

	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006 (p)	2007 (p)
Ratio Op (%)	88	84	83	85	93	84	86	92	89	92	90	78	79	79	86	86	89	95
WE	76	73	71	71	76	68	71	74	72	74	73	64	62	60	64	64	65	68
Real	12	11	11	14	17	16	16	18	17	18	17	14	17	19	23	22	25	27
Over capacity Ktons	485	746	903	861	417	1 045	950	598	907	691	857	2 062	2 092	2 129	1 426	1 493	1 126	520

Source: Industry

Business Outlook > UWF capacity changes (2007) - Europe

With a capacity decline of 535 000 tons (net of capacity additions), supply / demand balance is set to improve. This net reduction amounts to 6,2% of "official" capacity as reported to Cepifine. Outside Europe, April will start in a few weeks commercial production in a new PM.


M-real (Wisfta)
-175 ktons
Stora Enso (Berghuizer)
-235 ktons
MBP (Hungary)
Sappi (Nash)
Paperalia
-90 ktons
IP (France)
-90 ktons
UPM (Nordland + Docelles)
Radece (Slovenia)
35 ktons
NWTC(Russia)
60 ktons
MBP (Austria)
25 ktons
- 535 000 tons (net)
- 750 000 tons
-800 -750 -700 -650 -600 -550 -500 -450 -400 -350 -300 -250 -200 -150 -100 -50 0 50 100 150 200 250 300
- 000 tons -

000 tons	Minus	Plus	Net
Western Europe	-650	115	-535
Eastern Europe	-100	100	0
Total	-750	215	-535

Source: grupo Portucel Soporcel, EMGE, Paperloop

Price situation > Cut-size prices in USA and Europe

European paper prices have been increasing during 2006, but only recovering the levels of Jan/2005, while the US prices are now 120 EUR/ton higher than Jan/2005. Due to more favourable environment in Europe, UBS forecasts a price increase of 5,4% for 2007 and Deutsche Bank forecasts 5%.


EUR/metric ton
850
830
810
790
770
750
730
710
690
670
650
804
784
823
808
Europe
USA
720
689
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sept
2005
2006

Source: grupo Portucel Soporcel, Risi, FOEX

Conclusion

- WFU
  - Demand – Supply balanced
  - Swing capacity WFC
- WFC
  - Balance depending on exports
- European GNP starting to grow?
- Decline in Specialties
- Shift printed artwork to low labor cost countries
- Industry low returns
- Consolidation will continue

The Benelux Cooperation

Profit improvement strategy
Project Mercure

27 November 2006

PaperlinX

Content

1. PaperlinX companies in the Benelux
2. Relevant markets
3. Economic conditions
4. Paper consumption
5. Market developments
6. Way to go
7. Strategy, goals and guiding principles
8. Profit improvement strategy Mercure
9. Top line growth

PaperlinX

Activities – PPX Benelux



Turnover: EUR 520 mln
FTE: 900
PPX Benelux
Turnover: EUR 55 mln
FTE: 100
PPX Netherlands
PPX Belgium
BührmannUbbens
Proost en Brandt
ORiem Papier
Epacar
CP
Office
Envelopes
Packaging
Screen & Sign
CP
Office
Velpa
Packaging
CP
Office
CP
Office
Envelopes
Packaging
Screen & Sign
Turnover: EUR 260 mln
FTE: 475
Turnover: EUR 212 mln
FTE: 325
Turnover: EUR 52 mln
FTE: 100
Turnover: EUR 55 mln
FTE: 100

Relevant markets The Netherlands

Market	**size**	**growth**
• Commercial Print	820,000 t	0
• Office Papers	200,000 t	+
• Screen & Sign	€ 100 mio	+
• Packaging	€ 350 mio	0
• Envelopes	€ 200 mio	-

Biggest player in the market

Relevant markets Belgium/Luxembourg

Market	size	growth
• Commercial Print	317,000 t	0
• Office Papers	110,000 t	+
• Screen & Sign	€ 50 mio	+
• Packaging	€ 400 mio	0
• Envelopes	€ 125 mio	-

Fourth player in the market

PaperlinX 5

Economic conditions

Tough economic conditions

- Small economic growth
- Low level consumption, growth in export

%	2002	2003	2004	2005	2006
GDP	0.1	-0.1	1.7	0.5	2.5
Export	2.0	3.2	9.4	4.0	7.0
Consumer consumption	0.9	-0.7	0.0	-0.8	-2.3

PaperlinX 6

Paper consumption



6,00%
4,00%
2,00%
0,00%
-2,00%
-4,00%
-6,00%
1998
1999
2000
2001
2002
2003
2004
2005
2006

PaperlinX 7

Market developments

- Growth GDP and growth paper volume no longer in line
- Overcapacity in almost all segments we operate in
- Consolidation of customers, mills and competitors
- Increased bargaining power of customers and mills
- Trend to bulk and downgrading
- Prices and margins under pressure

PaperlinX 8

Way to go

Continuity and profits
will not come from volume + margin growth

⇩

It is all about costs

⇩

Efficiency

⇩

Scale

PaperlinX 9

Strategy, goals & guiding principles

Strategy
- To structurally enhance the strength of our Dutch activities we need to leverage our total scale, delete unnecessary duplications and increase cooperation

  ⇩

  Ensure long term sustainable returns

Goals
- Maintain market share
- Costs 10% lower
- Working capital 5-10% lower

Guiding principles
- Front office
  - Differentiate where necessary
  - Integrate where possible
- Back office
  - *Integrate* "unless"

PaperlinX 10

Overview profit improvement strategy Mercure 13 projects

1. Go-to-market strategy Proost en Brandt and BührmannUbbens
   - Commercial Print
   - Office Papers
2. Integration
   - DRiem into Proost en Brandt
   - Proost en Brandt Packaging into BührmannUbbens
   - Back offices
3. Optimisation
   - Assortment/inventory/working capital
   - Production of envelopes
   - Printing of envelopes
   - Distribution
   - Location
4. Best practise/cooperation
   - Benchmarking
   - Purchasing
5. One ICT platform

PaperlinX 11

Go-to-market Proost en Brandt and BührmannUbbens

Commercial Print

- Define value proposition

⇩

Differentiation vs. overlap

Office Papers

- Redesign value proposition for endusers and resellers
- Develop strategy for office supplies distributors
- Redesign organisation

⇩

New business model

PaperlinX 12

Integration

DRiem into Proost en Brandt
- Finished October 2006

Proost en Brandt Packaging into BührmannUbbens
- Finished June 2006

⇩

Complementary and rationalised product ranges
Scale benefits
Costs down

PaperlinX 13

Optimisation - 1

Assortment/inventory/working capital
- Dutch product range open to Epacar
- Rationalisation product ranges
- Inventories down

⇩

Working capital down

Production of envelopes
- Efficiency
- Intercompany sales (e.g. Belgium)

PaperlinX 14

Optimisation - 2

Printing of envelopes

- Cooperation Velpa and BührmannUbbens

Distribution

- Combined warehousing and transportation
- Cross border deliveries

Locations

- Combined operations
- Locations redundant

PaperlinX 15

Best practice

- Benchmarking of key performance indicators
- Coordination of purchasing

⇩

Costs down
Margins up

PaperlinX 16

One ICT platform

- ASW in the future
- ICT connection in the meantime (Epacar Belgium is already connected)

⇩

ICT is a condition for most back office projects

PaperlinX 17

Top line growth

Commercial Print
- Value proposition and customer segmentation
- CRM

Office Paper
- New business model

Packaging
- Extended product range
- From product to process ELP
- Catalogue sales Packaging Pro

ELP System

PackagingPro

Envelopes
- Intercompany sales

Display
- > 10% market growth

PaperlinX 18

Projects are:

In time
On budget

PaperlinX 19

BührmannUbbens

A PaperlinX company in The Netherlands

PaperlinX

Content

- PaperlinX merchants business model
- BührmannUbbens key figures
- The customers of the business units
- The business units
- Commercial strengths
- *Operations*
- Logistical strengths
- Vision on the future

PaperlinX 21

PaperlinX merchants business model



Customer Service
Regionally focussed
Strong and deep customer relationships
Wide and deep product range
Internal Operations
Logistics
Supply Chain
Stock Management
Best Practice
Low Cost Operations
Tight Control
Modern IT Platform
Supplier Base
Strong and broad supplier relationships
"Best Brands"

PaperlinX 22


BührmannUbbens
Founded in 1820

From old to new





PaperlinX 24


Turnover € 260,000,000


15 000 products in stock


Volume 190,000 ton/year


Order lines 3,500 per day
M
N
P


Warehouse capacity 52,000 pallet locations


swisslog
475 Employees


1,500 drops per day from stock
300 drops per day in indent
BührmannUbbens
PaperlinX
31

The customers of the business units

In most markets
- Overcapacity
- Concentration
- Cost and buying focus

Customers want
- Buying efficiency
  - One stop shopping
  - Less suppliers
  - Simplicity
- Technical support
- Logistical service and high delivery quality

⇩

BührmannUbbens must be the easiest to do business with

PaperlinX 32

BührmannUbbens organisation

5 business units

- Commercial units in specific segments
- P&L responsible

7 central services

- Purchase
- Logistics
- HRM
- Finance
- Innovation & ICT
- Marketing
- Quality assurance, occupational health & environmental affairs

PaperlinX 33

Business unit Commercial Print



Sales value	€ 135 million	
Sales volume	stock	45,000 tonnes
	indent	80,000 tonnes
Employees	70	
2,500 Customers	Printers (sheets, reels, labels, packaging)	
	Publishers and Bookbinders	
Product assortment	Any type of paper being used by printers	
	Envelopes	
	Packaging material	
Organisation	4 Regional Offices (Amsterdam, Eindhoven, Utrecht, Zutphen) and National Account Group	



PaperlinX 34

Business unit Office Papers



Sales value	€ 35 million
Sales volume	35,000 tonnes
Employees	30
2,000 Customers	Office Suppliers and Contract Stationers
	End Users (government, banks, insurance companies, etc.)
	Professional users
	Retail
Product assortment	Office papers
	Professional printing papers
	Consumer products
	Envelopes
	Packaging material



PaperlinX 35

Business unit Packaging



Sales value	€ 50 million
Sales volume	29,000 tonnes
Employees	58
4,000 Customers	Medium Sized Industrial Companies
	Logistic Service Providers
	Packaging resellers
Product assortment	ELP: Machines and Packaging material
	Packaging paper
	Corrugated boxes
	Plastics
	Filling material
	Pallet stabilisation



PaperlinX 36

Business unit Screen & Sign



Sales value	€ 20 million
Sales volume	3,000 tonnes
Employees	30
2,500 Customers	Sign makers Digital printers Full-service bureaus
Product assortment	One stop shop: Systems (digital printers), Media, Inks, Technical Support Media: Self Adhesive Material, Plastics, Paper, Board



PaperlinX 37

Business unit Envelopes



Sales value	€ 20 million
Number of envelopes	ca. 700 million
Employees	100
Customers	Paper merchants and mills, Graphic industry, End Users, Retail, Insurance companies, Banks, Government
Product assortment	All kinds of envelopes, focus on smaller production runs (flexibility) Pre-printed envelopes



PaperlinX 38

Commercial strengths

- Good people
- Reliability
- Quality and service
- Strong brands – our brands
- Widest and deepest product range
- Long term relationships

⇩

Know how

PaperlinX 39

Customers want excellent logistics

- Short lead times
- Small orders – big orders
- Conversion (tailor made, press ready)
- Night distribution
- Courier deliveries
- Ordered = delivered
- No mistakes
- No credit invoices

⇩

Say what you do
Do what you say

PaperlinX 40

Logistics – key figures

- 50 Dedicated distribution trucks



PaperlinX 41

Logistics – key figures

- 50 Dedicated distribution trucks
- 400 Tonnes per day (50 tonnes conversion)



PaperlinX 42

Logistics – key figures

- 50 Dedicated distribution trucks
- 400 Tonnes per day (50 tonnes conversion)
- Ordered before 5.30pm, delivered tomorrow



PaperlinX 43

Logistics – key figures

- 50 Dedicated distribution trucks
- 400 Tonnes per day (50 tonnes conversion)
- Ordered before 5.30pm, delivered tomorrow
- To loading dock and 3rd floor office



PaperlinX 44

Logistics – key figures

- 50 Dedicated distribution trucks
- 400 Tonnes per day (50 tonnes conversion)
- Ordered before 5.30pm, delivered tomorrow
- To loading dock and 3rd floor office
- Night distribution



PaperlinX 45

Logistics – key figures

- 50 Dedicated distribution trucks
- 400 Tonnes per day (50 tonnes conversion)
- Ordered before 5.30pm, delivered tomorrow
- To loading dock and 3rd floor office
- Night distribution
- Courier service



PaperlinX 46

Logistics – key figures

- 50 Dedicated distribution trucks
- 400 Tonnes per day (50 tonnes conversion)
- Ordered before 5.30pm, delivered tomorrow
- To loading dock and 3rd floor office
- Night distribution
- Courier service
- 1,500 Drops per day



PaperlinX 47

Logistics – key figures

- 50 Dedicated distribution trucks
- 400 Tonnes per day (50 tonnes conversion)
- Ordered before 5.30pm, delivered tomorrow
- To loading dock and 3rd floor office
- Night distribution
- Courier service
- 1,500 Drops per day

⇩

3,500 order lines per day



C
D
E

PaperlinX 48

Logistical strengths

- First time right
- Widest and deepest stocks
- Customer specific deliveries
- Predictability (fixed routes)

⇩

Large scale
High service

⇩

99,7% delivery reliability

PaperlinX 49

BührmannUbbens vision on the future



Customer
Penetrate customer processes
One-stop-shopping
Efficiency
Superior value proposition
Logistics
Marketing
PaperlinX

PaperlinX 50

WELCOME !

November 28th, 2006

PaperlinX Europe

AGENDA

- PaperlinX UK & Ireland — Toby Marchant
- The Delivery Co — John Ball
- Lunch
- Robert Horne Group — Dave Allen
- Howard Smith Paper Group — Malcolm Lane-Ley
- Hotel : Hilton, Northampton
- Dinner : Red Lion, Brafield

PaperlinX Europe

PaperlinX UK & Ireland

- Who are we?
- Leveraging our Scale
- The Market

1. Who are we?

- > AUD 2 billion
- > 2300 people
- The biggest player – By far!
- Part of the only truly international Paper Merchant

PaperlinX Europe

But what does that mean?

We have the best team of people

+

The greatest scale to leverage

=

The leading agenda for growth & change

⇩

The strongest market offering

⁂

We out-perform the market

- We achieve this through 3 different Operating Companies in the UK and 2 in Ireland

- This structure allows us to:
  - Maximise the appeal to our customers
  - Support our Strategic Suppliers
  - Grow our market share
  - And leverage our scale

The Operating Companies

UK : The Paper Co (incorporating M6 since 07.06)
Robert Horne Group
Howard Smith Paper Group

Ireland : DM Paper
Robert Horne Group

Major UK Merchants 2005


Turnover £ million
350
300
250
200
150
100
50
0
R.Horne
The Paper Co.
Antalis
McNaughton (incl. Talk/MoD
HSPG
Premier Paper(incl.Hedsor
Denmaur
Elliott Baxter
M6 Paper

Source: Companies House

PaperlinX Europe

Differentiation

understanding the value proposition

The Paper Company
A "local" entrepreneurial group of companies, close to their customers, who are drawn from across the Commercial Print sector, in which they are the market leader. They offer a wide, but standard, range with a bias towards mill brands, backed by a standard setting same day delivery service.

KEY WORD: Local
"The baseball cap"

Differentiation

understanding the value proposition

Robert Horne Group
The biggest Brand in the industry. Close to larger customers, aloof from smaller. Strong merchant own labels, with 74% either MOLs or exclusive brands in Commercial Print, which has enabled leadership in the specifier and corporate sectors. Also market leader in Business Papers and Sign & Display sectors. Reliable next day service backed by excellent technical / aftersales service. Strong environmental positioning.

KEY WORD: Professional
"The bowler hat"

Differentiation

understanding the value proposition

Howard Smith Paper Group
The lowest cost operator in the market, serving the large commercial printer with a focussed range of Commodity volume biased, mainly MOL brands. Additionally, a Group of specialist companies in the Publishing, HSWO, Forms and Business Paper markets, and the market leader in the first two.

KEY WORD: Low cost
"The hard hat"



PaperCo Donald Murray Paper
PaperCo North West Paper
PaperCo Rothera & Brereton
PaperCo Reel Paper
PaperCo Mason's Paper
PaperCo Southern Paper
PaperCo Dixon & Roe
PaperCo Europoint Display
The Robert Horne Paper Co.
Robert Horne Sign & Display
Robert Horne Business Papers
HOWARD SMITH PAPER
CONTRACT PAPER
SAVORY PAPER
Precision Publishing Papers
TRADE PAPER
M6 Papers

Winning in the Right Way

- With such a significant market share we have to manage the areas of overlap with great care
- Clear customer segmentation and differentiated Value Propositions help, but there is still an overlap, and failure to manage it reduces both value and morale
- We manage this in the UK by "Winning in the Right Way"
- This is a communication and commitment process that ensures we compete on the basis of the differentiated value propositions and not simply the lowest price

2. Leveraging our Scale

PaperlinX UK Guiding Principle:

Standardise, where possible, differentiate where necessary.

In the UK there is a significant opportunity for leveraging our scale, by consolidation and co-ordination that **WILL NOT** affect our differentiated value propositions.

Leveraging our Scale

- Our People
  - Unrivalled scope and opportunity
  - Unrivalled training and development
  - Unrivalled quality and depth of resource

Leveraging our Scale

- Our Customers
  - Value creation for mutual benefit (Strategic Value Selling Programme)
  - Lowest cost to serve
  - Unrivalled choice

Leveraging our Scale

- Our Suppliers
  - ➢ We are our Suppliers' largest customer
  - ➢ Our Global Strategic Supplier initiative leverages that strength
  - ➢ Our local relationships mean we tend to have 'first bite'

Leveraging our Scale

- Our Operations
  - ➢ Global customers
  - ➢ Working Capital

Working Capital Management

- Approximately £150m – our largest asset
- Effective management of Working Capital is consistent with our Core Operating Principles
    - *Productivity to provide funds to improve sustainability and growth*
    - *Fully leverage our global opportunities*
    - *Results oriented teamwork / success as a team*
- A key driver of improved Economic Profit

PaperlinX Europe

Debtors



Debtors Days Outstanding
Days
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06

PaperlinX Europe

Creditors


Creditor Days
Days
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06

Leveraging our Scale

- Our Operations
  - Global customers
  - Working Capital
  - IT / e-commerce
  - Logistics – The Delivery Co

3. The Market

- 2006 has been a tough year !
- Pressure on Volume, Price and Margin
- Increased incidents of Bad Debt
- Pressure on Overheads, Fuel / Energy in particular

However …

Demand Forecast

- A slight upturn in the second half
- Consolidation continues to pressurise margins (PFM, Print Groups, Corporate Procurement)
- But we are well positioned to compensate with volume gains

Supply Forecast

- At last, some positive momentum in European overcapacity management
- Uncoated prices moving up
- Positive signs in Coated, but still some risk
- Sittingbourne's H1 closure significant

Mill Closures in Western Europe

2005	280 kt
2006	1441 kt
2007 (so far)	720 kt
	2441 kt

Share of W.E Capacity Closing

Coated Mechanical	6.9%
Coated Woodfree	7.1%
Uncoated Woodfree	8.2%

PaperlinX Europe

The Delivery Company

28th November 2006

John Ball

Director

The Delivery Company

November 2005 – Joint Announcement

- Consolidate logistics activities of the 4 PPX UK Merchants
- New jointly owned and dedicated logistics organisation
- Many issue still to be resolved
- Early announcement to enable wider involvement and engagement

January 2005 - Project Discovery

Feasibility study to look for benefits from common ownership

- Organisation / Operational efficiencies without adverse strategic consequences
- Guiding principle 4 successful businesses at start and finish
- Cooperation in logistics identified as greatest potential benefit

Unique opportunity through PaperlinX common ownership

- To develop an integrated and sustainable logistics structure
- To deliver significant commercial and environmental benefits
- To continue to support the individual needs of the separate operating companies

UK Logistics Overview

Combined Annual Logistics Activity

- Deliver more than 500,000 tonnes
- Complete more than 1.25 million deliveries
- Travel more than 25 million kilometres
- Represents 50% of the the total cost base

Combined Logistics Resources

- Employ more than 1000 people
- Run a fleet of nearly 500 vans
- Based at more than 50 operational sites
- Occupy more than 1.5 million sq ft of warehouse space

Conclusions

- **High levels of activity and customer service have led to significant investment in separate and individual logistics infrastructures**
- **Independent development of the logistics networks has inevitably created duplication and under-utilisation of resources**

The Compelling Vision

Project Discovery Steering Group June 2005	PaperlinX Executive Board Meeting September 2006
• Generate savings to re-invest into the organisation and drive growth	• Need to deliver on current initiatives and reduce costs ...to provide funds to invest in ...growth opportunities
• Improve overall service offering across all op-co's	• Logistics as a Competitive Advantage
• Leverage a winning supply chain market strategy into the market	• Leveraging our full supply chain and service offering
• Increase emphasis and focus on key functional areas	• To create superior customer service and differentiate our business

Develop the Compelling Vision

Generate savings to re-invest into the organisation and drive growth
- Reduce net costs for logistics to provide fuel for growth and re-investment
- Provide visibility into cost and service decisions

Improve overall service offering across all op-co's
- Increase absolute vehicle availability for the individual op-co
- Introduce technology; Vehicle routing, order tracking, electronic POD etc

Leverage a winning supply chain market strategy into the market
- Leverage scale across the entire group
- Position organisation to identify supply chain synergies up stream

Increase emphasis and focus on key functional areas
- Increase marketing and sales focus of op-co's
- Improve logistics skills and drive operational excellence across the group

...because we can not because we need to...

3 into 1 Operational Modelling

- **Number of Vans -22%**
- **Total Man Hours -16%**
- **Kms Travelled -26%**
- **CO_2 Emissions -26%**
- **Hours / Shift +8%**
- **Kms / Van -4%**
- **Kgs / Van +28%**
- **Deliveries / Van +29%**
- **Deliveries < 10:00 =**
- **Deliveries < 12:00 -4%**

Operational Issues

People
- Organisation & Culture
- Terms & Conditions
- Communications & Engagement

Warehouse facilities
- Operational Model
- Local Stock v Cross Docking
- Size, Location and Leases

Van Fleet
- Size and Specification
- Livery & Leases
- Operator's Licence

Service Levels
- Maintain Service Differential
- Quantified and Measured
- Support Growth & Development

IT Systems
- 3 Different ERP Systems
- Consolidated WMS Solution
- CVR and Mobile Data

Other
- Data Collection & Consolidation
- Cost Allocation Basis & Mechanism
- Neutral & Even-handed

IT Solution and Infrastructure


TPC
HSP
RHG
The Delivery Co
Management
Server
CVR
Mobile
Data

Order Tracking



Customer Order
CVR
Mobile Data
Delivery ETA
Update & Monitor ETA
Proof of Delivery

Transition Costs

People
- Rationalisation and Retention
- T&C Harmonisation
- Project Team & Management

Property
- Exit / Relocation Costs
- Lease Capitalisation

Operations
- Layout & Relocation
- H&S Issues and Aspects
- Fleet Rationalisation

IT Systems
- Management Server
- ERP Interfaces
- CVR & Mobile Data

The Benefits

1. **To the four operating companies**
   - A reduction in operational costs
   - The generation of funds for re-investment
   - An offset to steeply rising energy costs
   - No loss of competitive advantage
2. **To our people**
   - To work for, or with, the largest operation in the UK
   - To learn new skills and broaden experience
   - To benefit from the re-investment of the savings
3. **To our customers**
   - A consolidated and more efficient delivery service
   - Real time order tracking and on-line PODs
   - No reduction in choice
4. **To the environment**
   - Reduced energy consumption
   - Reduced CO_2 emissions
   - Reduced congestion and wear and tear on the infrastructure

PaperlinX

Project Risks and Opportunities

Timetable Risks

- IT development timescale – mitigated by pilot development
- IR & TU consultation process – mitigated by non-prescriptive approach
- Property bottle-necks – mitigated by flexibility to respond to opportunities – Lewes / Newcastle / Birmingham
- Resources for parallel implementations – re-assess post initial implementation

Mitigation Opportunities

- Compressed timescale for quick-win opportunities – HSP / RHG
- Sale of free-hold properties – Glasgow / Manchester / Leeds
- Vehicle re-livery through restructured lease
- Feasibility of higher savings - >15%?


Reduction in Van Fleet
25%
20%
15%
10%
5%
0%
PPX Aus
Bristol Model
GM2 Actual
Map Model
Scotland Model
Discovery

PaperlinX

Project Risks and Opportunities

Timetable Risks

- IT development timescale – mitigated by pilot development
- IR & TU consultation process – mitigated by non-prescriptive approach
- Property bottle-necks – mitigated by flexibility to respond to opportunities – Lewes / Newcastle / Birmingham
- **Resources for parallel implementations – re-assess post initial implementation**

Mitigation Opportunities

- **Compressed timescale for quick-win opportunities – HSP / RHG**
- Sale of free-hold properties – Glasgow / Manchester / Leeds
- Vehicle re-livery through restructured lease
- Feasibility of higher savings - >15%?



Reduction in Van Fleet
25%
20%
15%
10%
5%
0%
PPX Aus
Bristol Model
GM2 Actual
Map Model
Scotland Model
Discovery

PaperlinX

Project Team Structure



Steering Group
Programme Team
Implementation Team
Project Management Team Sector 1
Project Management Team Sector 2
Project Management Team Sector 3
Project Management Team Sector 4
Project Management Team Sector 5
Regional Project Team Scotland
Regional Project Team North East
Regional Project Team Northern Ireland
Regional Project Team North West
Regional Project Team North Central
Regional Project Team Midlands
Regional Project Team East Anglia
Regional Project Team London
Regional Project Team South East
Regional Project Team South West

PaperlinX

Project Team Roles and Responsibilities

Management Team

- Provide commercial perspective/insight to operational plans
- Review output from the Regional Project Team
- Approve the operational solution
- Agree communication plan for sales teams and customers

Regional Project Team

- Collect and map data
- Identify operational options
- Select and recommend preferred operational solution
- Develop implementation plan

Generic Regional Project Plan

ID	Stage	Phase	WK:
S-0	Strategic		
S-1		Data Mapping	2
S-2		Identify Options	2
S-3		Select & Approve Solution	2
S-4		Submit Capex	2
I-0	Implementation		
I-1		Service Level Profile	6
I-2		Operational Model	8
I-3		Operator Licence	13
I-4		Property	?
I-5		HR / People Issues	13
I-6		Layout & Equipment	?
I-7		IT Special Needs	?
I-8		Optrak & POD roll-out	12
I-9		Re-charges	4

Weeks: 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26

Fast Track Opportunities

- **Availability of tested Management Server Infrastructure**
  - Enables concurrent projects to be planned and implemented
- **RHG/HSP**
  - Similar operational model – trunking and cross-docking
  - Host site RHG with established working practices
  - Optrak operational and established delivery time-windows
  - HSP third party operations – Southampton/Leeds/Northampton
  - HSP in-house operations – London/Newcastle/Ivybridge
- **RHG/TPC**
  - Areas with no HSP operations
  - Potential manual interim solution for routing
  - Belfast – facilitated by warehouse opportunity
  - Aberdeen – RHG third party

Regional Roll-out

- Scotland
- Northern Ireland
- North West
- North East
- North Central
- Midlands
- East Anglia
- London
- South West
- South Central
- South East

Delivering the Compelling Vision

- Generate savings to re-invest into the organisation and drive growth
- Improve overall service offering across all op-co's
- Leverage a winning supply chain market strategy into the market
- Increase emphasis and focus on key functional areas

The Delivery Company

28th November 2006

John Ball
Director
The Delivery Company

Robert Horne Group Company Overview and Value Proposition

28th November 2006

Robert Horne Group

- **A brief overview of the business**
- **Our recent history**
- **Our key areas of focus**
- **Our challenges**
- **Our strategy for profitable growth**

Robert Horne Group

Know-how in paper, board and plastics

Key Data

- £300m sales
- 855 Employees
- 1 Central Distribution Centre
- 8 Regional Distribution Centres
- 20 locations
- 9100 Stock SKUs

Our Orientation

How do our customers see us?

- Leading **environmental** merchant
- Value **differentiation** with our product mix
- **Knowledgeable** & professional service provider

Our Orientation

What do we offer our employees?

- Strong on **recruitment, retention, training, coaching, communication**
- An environment where people can **grow, succeed** and **enjoy** what they do
- Strong culture with **VBM focus**

Have Your Say ... Results

	2004	2005	2006
Overall Satisfaction Rating	62	66	68
I feel proud to work for Robert Horne	69	69	70

Note: Excellent rating = > 66% as benchmarked by ETS

Robert Horne Group

Know-how in paper, board and plastics

Our Recent History

- Significant Growth in 1990s
  - 7 acquisitions
  - **DOUBLED** our people, SKU's and capital employed!
  - Continuous **reduction** in economic profit
- Rationalisation and Focus 2000 – 2005
  - **11** to **4** operating companies
  - Headcount ***reduced by 30%***
  - **New Structure** and Corporate Identity
  - Value Based Management **(VBM)**

Our Key Areas of Focus

	Sales
Commercial Print	**£165m**
Business Papers	**£ 56m**
Sign & Display	**£ 79m**
	£300 million

Robert Horne Group

Know-how in paper, board and plastics

Our Challenges

- Overcapacity for both suppliers and customers
- Customer consolidation and increasing leverage of large print groups
- Threat from Eastern Europe and Asia
- Disintermediation in Office (Business Papers) sector

Our Strategy for Profitable Growth

- Benchmark and leverage commercial position
- New Business Papers value proposition
- Enhanced environmental and value added product range
- Drive further reductions in working capital across all divisions
- Drive further evolution in e-business
- Develop Digital Solutions business

Enhanced environmental and value added range

- Environmental focus a **key competitive advantage** and differentiator
- Full time environmental manager to support customers and end users in managing chain of custody
- Build on REVIVE with new specifications – 50/50 and 100% LWC launched September 06
- **Restructure** value added range and **re-orientate** back selling team to work in closed loop with Branches

e-business evolution



RHG Online Sales - % Of Group Stock Sales
2006/7
2005/6
2004/5
2003/4
2002/3
2001/2
0.00%
2.00%
4.00%
6.00%
8.00%
10.00%
12.00%
Online Sales - % Of Group Stock Sales

e-business evolution

- Roll out of direct ERP to ERP links with key customers
- Enhancement of internet based esp links - BITE 3
- Shopping cart programme to new target markets

Digital Solutions

- New wide format digital printing technology is being adopted by "single process" (sign/screen/litho) customers
- Digital capability is causing convergence across sign and display market
- Opportunity for Robert Horne to drive consumable product sales by offerings complete digital packages:
  - Machine, software, service, finance, media and inks

Robert Horne Group

Know-how in paper, board and plastics

Digital Solutions

- A portfolio of wide format inkjet roll-to-roll and flatbed printers to cover key price/productivity combinations from low cost entry machines to production workhorses, from leading manufacturers including **Roland**, **Mimaki**, **Agfa** and **VUTEk**
- Industry leading design and device driving software, including **Onyx** and **Signlab**

Digital Solutions

- Comprehensive selection of both aqueous and solvent inkjet media with related profiles, from a combination of both manufacturer and RHG own brands such as **dtec**, **Avery** and **Kentmere**
- Inks and cartridges to complement all printers supplied
- Extensive range of finishing machinery and associated consumables from **Seal**, **Mactac**, **Avery** and **dtec**
- Full demonstration facilities giving the opportunity for hands on trials, operator and applications training
- Expert know-how, experience and technical support unparalleled in the graphic display industry

Digital Solutions

- New Digital Solutions business started July '05
- Demonstration suite established August '05
- Specialists recruited October - December '05
- Strong initial sales growth in 2006
- Full roll-out across Sign & Display and Commercial Print 2006/7

PaperlinX

Welcome to Howard Smith Paper Group

Malcolm Lane-Ley – Managing Director

28th November 2006

The Howard Smith Paper Group

Founded	1958	
Volume	350,000 tonnes	
Turnover	£ 235 million	
Customers	4000	
Suppliers	195	
Strategic Suppliers	10 (81% of purchases)	
Employees (FTE)	350	
Warehouse	Central	10,000m²
	Regional (6)	8200m²
Warehouse Capacity – Main	48000 pallets	
	35000 tonnes	
SKU'S	4000	
Regional Sales Offices	15	
Business Units	5	

Howard Smith Paper Group

- Divisionalised and customer segmented sales and distribution business
- 5 clearly defined sales divisions to focus on customers
  - Separate support functions at centre
- Centralised low cost to serve dark warehouse to support stock sales
- Customers served predominantly on a next day basis through hub and spoke system of distribution
- Clear position within PaperlinX UK – The 'Hardhat' – Site Manager not the Labourer!
  - Narrow and deep
  - Simple to use
  - Low cost in use
  - Never need to say we're out of stock
  - No fuss reliable volume supplier
  - Finding the most efficient processes between paper machine and finished print

Howard Smith Paper Group


Managing Director
Human Resources
Finance
Operations
Marketing Business Dev.
Precision
Savory
HSP
Contract
Trade
Regional Directors
Sales Teams
Customers

- Minimal Layers of Management
- Good Communication
- Quick Decision Making
- Clarity Internally and for Customers/suppliers

SERVICEPlus

HSP GROUP

Major opportunities for HSPG

- Polarisation of the UK marketplace
  - core capability of low cost to serve warehouse suits large, urgently required orders
  - well placed to serve F.M's
  - corporate sales teams chase the new decision makers
- Growth in HSWO and Heidelberg cutstar market
  - we're market leaders in coated paper reels
- Capitalising on PaperlinX's International supply position
  - -appeal to International customers
  - -well proven model in place for Publishing
- Growth in non-food product sales by supermarkets- Tesco, Asda
  - -boom in home print output

SERVICEPlus

HSP GROUP

Major opportunities for HSPG

- Service improvements and lower cost to serve created by Delivery Company operation
- New ASW/IBS computer roll out 2007 to generate efficiencies in processing, M.I.S and create value through C.R.M module
- Strategic sourcing reinforcing alignment with sustainable partners to ensure unhindered growth
  - loss of Sittingbourne for Premier paper
  - loss of Townsend Hook for Denmaur
- Disarray in major competitors - plenty to go for!
  - Antalis
  - MAP merchants

SERVICEPlus

HSP GROUP

The Howard Smith Paper Group



LIVINGSTON
TYNE & WEAR
YORKSHIRE
NORTHWEST
MIDLANDS
NORWICH
BARWELL
NORTHAMPTON
BRISTOL
HARLOW
LONDON
FARNHAM
YEOVIL
TUNBRIDGE WELLS
SOUTHAMPTON
PLYMOUTH

- **Customer Focus**
  - *Segmented customers served by Business paper and Commercial print teams*
  - *Extensive customer facing by senior management*
- *Management structure*
  - *flat for agility in decision and communication*
  - *local autonomy*
- *Products all designed for low cost in use e.g: Regency*

SERVICEPlus

HSP GROUP

The Howard Smith Paper Group
Business Units

	No. of Employees	% of Group Volume
HOWARD SMITH PAPER LTD Stockist Paper Merchant – 65% stock/35% indent	249	43%
CONTRACT PAPER LTD Web Printers – 100% indent	16	25%
SAVORY PAPER LTD Business Forms – 80% Indent/20% Stock	16	14%
PRECISION PUBLISHING LTD Publishing books and magazines – 100% Indent	24	13%
TRADE PAPER LTD Specialist supplier to the retail trade	45	5%

SERVICEPlus HSP GROUP

The Howard Smith Paper Group
Volume, split by business unit

Volume, 1994


Savory
9%
HSP
47%
Contract
44%

Total: 210,000 Tonnes

Volume, 2005/6


Precision 13%
Trade 5%
Savory 14%
HSP 43%
Contract 25%

Total 360,000 Tonnes

SERVICEPlus HSP GROUP

Howard Smith Paper



- Key operating business
- Stockist paper merchant
- 65% stock / 35% Indent
- 24 Hours, 5 Days/week operation
- 24 hour emergency hotline
- Automated facilities have allowed substantial and sustained, cost effective, growth.
- Automated systems ensure accuracy/reliability of deliveries (99.8% recorded)
- 150,000 tonnes

Contract Paper


Windows
Macworld
PC
COUNTRY LIFE

Contract Paper are the UK's foremost web offset paper merchant.

- 100% indent
- Key supplier is Sappi, for which Contract act as the primary UK sales outlet
- Market leading 24 hour mill stock deliveries - Blackburn
- Contract supply the majority of the UK's web presses
- Technical sales support
- 88,000 tonnes

Savory Paper



Savory sell specialist grades:

- Continuous stationery
- Direct mail
- Envelope papers
- Thermal grades
- Carbonless
- 80% indent / 20% stock
- 49,000 tonnes

Precision Publishing Papers


Oliver
Cookery

Precision sell paper to publishers.

- Either who wish to buy paper themselves, or who wish to specify grades to their printers.
- Precision's Paper Management system creates high customer loyalty and improved margins. (42% of total sales)
- Large international accounts are handled through Precision in conjunction with PaperlinX international divisions e.g. Deutsche Papier, and Spicers Singapore

Trade Paper



Trade Paper have a unique position as a UK retail supplier.

- Supplying OEM grades under licence: IBM, Fuji
- Producing own label ink jet products for leading UK and European retailers.
- Sourcing and packing for third parties.
- New automated packing line
- Offering a complete design and retail consultation service.

SERVICEPlus End

HSP GROUP

TRADE PAPER
RETAIL SPECIALISTS

Trade Paper

28th November 2006

Phil Dunmore - MD

The key to our strategy is flexibility - if it can be done......we will do it



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HSP GROUP

Market Information


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European Paper Market

- Sophisticated
  - World showcase via Cebit, Photokina, Paper World etc.
- Incestuous
  - Paper/Ink etc. - Limited number of major players at mill level/ink manufacturer
- Elitist
  - Perception of importance of stylised packaging/technical awareness
- Mature
  - Well-defined routes to market
- Volatile
  - Instant maturity, access, media tolerant printers


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European Inkjet Market

- All consumables (paper, film and ink) £5 billion
- Ink = 80%
  therefore paper and film = £1 billion
- Approx. 35% of value is photo paper £350m



UK Digital Use

UK households = 26 million (Office of National Stats)

- 56% (2004/5) own a computer = 14.5 million
- 70% of computer owners have a printer = 10.1 million
- 80% of printers are inkjet = 8.1 million
- 85% of inkjet printers are colour capable= 6.9 million



Macro Market Concerns

- Overcapacity
  - 300% supply to demand
- Margin erosion
  - too many links
  - buyer awareness
  - supplier tactics
- High costs
  - over-manning
  - lack of volume replacement


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Market Drivers - Digital Cameras

- End user accustomed to home printing – growth of home office.

Digital camera sales

- 2003 - **11 million** units sold
- 2007 - **24 million** units forecast

Unit price falling/quality rising

2000 = approx. £400
2004 = approx. £240
2007 = approx. £200


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Market Drivers - Digital Cameras



- UK largest ratio of population to digital camera owners
- UK gadget enthusiasts
- Germany largest total digital camera owners
- Netherlands higher ratio than Germany
- France probable fastest growing area for 2004/5

Market Drivers - Other



- Arts & Craft is developing into a huge market. blank cards & envelopes and handmade papers are a natural addition to our core range
- Crucial to monitor technology, as it becomes more intelligent and affordable, the more end users want it
- Growing environmental responsibility
- Huge choice

Market Developments

- Increase in A6 prints
- Multi-quantity packs
  From 10 sheets – 200 sheets
- Packaging options
  Carton, bag-wrap, ream, insertion
- Sub-contract conversion
- Digital sub-sector developments – fine art papers, business graphics


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Market developments - supply

- 1st World
  - Maturity
  - High sunk costs
  - Inflexible

- New Asian low cost supply chains
  - TPL early access
  - Chain management
  - Very significant short to medium term raw material cost benefits


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Market Opportunities

- Digital photographic growth
  - selective printing is actually a key advantage
  - 20 million p.a. by 2007 (1997 almost nothing)
  - A6 and smaller focus
- Fade resistant media
  - pigment inks
  - NEW papers with new coatings
- Traditional photographic market
  - digital acceptance
- Environmental range – commercial and responsible


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European Digital Media - key numbers

• 2003	Tot. packs	A4	A6
	92m	80m (87%)	12 m (13%)
• 2005	126m	95m (75%)	31m (25%)


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How Trade Paper can help


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We Understand Retail

It is the most demanding channel to supply, with unreasonable deadlines and ever changing requirements

INNOVATION - SUPPORT – REACTION is crucial to maintain customer loyalty

With changes from day to day, retail reacts to both end user requirements and new technology developments


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We Understand Paper

That's why our customers rely on us for more than just a standard A4 sheet:

- **Cut size Bulk Papers**
- **Photographic Inkjet Paper**
- **Business Stationery ~** Letterheads, CD labelling kits, OHP transparencies, labels, business cards,
- **Creative & Craft ~** Handmade paper, colour paper, card & envelopes for art and craft projects
- **Added Value Products ~** T-shirt transfers, jigsaws, tattoo, window films & much more


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We Focus On Quality

- Priority consideration when handling paper
- From receipt, to production to finished product in storage
- Complete traceability & accountability
- Continuous on-line quality checks for raw material & finished packs
- Signed off line samples


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Trade Paper is Unique

- In-house design, Sourcing, Manufacture
- Superb history of supply
- Customer service is our entire focus
- Comprehensive understanding of the retail market
- Meeting demands in terms of packaging, pricing and delivery
- Strict quality procedures
- Highly trained personnel


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Trade Paper Ranges

- We specialise in creating own label packaging for our retail customer, predominantly selling paper
- Trade Paper is proud to be the retail partner for Fuji Inkjet Paper – see next slide for range
- As category experts we can also distribute third party brands and sometimes products that are not obviously sourced by a paper company
- Media – is our house brand which offers flexibility for new product listing


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The Fuji Range


FUJIFILM
multijet


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Support ....goes without saying

- **Forecasting** – we work with our customers to help create accurate forecasts which will make sure that there is always plenty of stock.
- **Marketing/Promotion & New Product Development** - Trade Paper are always thinking of ways to help the customer sell more, whether it be through promotions or capturing the market with new products


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Support ....goes without saying

- Design Service

We specialise in consumer targeted retail packs – and particularly **Own Label** ranges. We also have an enviable range of Brands within our product portfolio including **Fuji,**

We also have our own in-house generic brand **Media** – which can offer the ultimate in flexibility, allowing our customers to trial new product ideas without needing to commit to large packaging runs or stockholdings.


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Support ....goes without saying

Merchandising solutions and Planograms

We know that customers need to maximise their space and we try to help by suggesting different methods of displaying products. We can help design Free Standing Display Units (FSDU) and Counter Top Display Units (CDUs) or we can go to the customer and actually devise planograms of where the products should go on the shelf to make best use of the space


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Production Facility

- The world's most sophisticated automated production facility, packing A4 & small format photo inkjet paper
- Features feeders, baggers & cartonner, offering total flexibility to fulfil customers requirements
- The line has been designed with total flexibility & focus on the quality of finished products










TRADE PAPER
RETAIL SPECIALISTS
HEAT TUNNEL
SHRINK WRAP


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Capacity

- Single Shift
  - –approx 5.2M packs p.a.
- Single Shift + Twilight Shift
  - –equivalent to another half shift
  - –approx 7.8M packs p.a.
- Double Shift Operation
  - –approx 11M packs p.a.
- Three Shift Operation
  - –approx 17M packs p.a.


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Retail Customers

Including:

TESCO
Vivanco
MAPLIN ELECTRONICS
TOYS R US
WH S
partners THE STATIONER
Ryman
Media Markt
WOOLWORTHS
Dixons
OSBORNE
Office World


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Trade Paper
Retail Activity


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Trade Paper Market Share

- TPL owns 10% of UK pack volume market share providing 1.8 million of the 18.4 million
- TPL owns 2% of total European market providing 2 million of the 92 million total European volume
- TPL has packs for sale in approximately 50% of UK retail outlets and exposure in many potential stores


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TRADE PAPER
RETAIL SPECIALISTS

Any Questions?


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The key to our strategy is flexibility - if it can be done......we will do it

HSP GROUP

Form 604

Corporations Act 2001
Section 671B

N otice of change of interests of substantial holder

To ompany Name/Scheme Pe rfinX Limited

AC /ARSN 005 146 350

1. tails of substantial holder (1)

Na e AX SA ("AXA"), AXA Asia Pacific Holdings Limited ("AXA APH") and various bodies corporate controlled by AXA and AXA APH list in Schedule 1 (together, "the AXA Group") and certain other entities associated with AXA and AXA APH listed in Sch dule 1.

AC /ARSN (if applicable) 069 123 011

Th e was a change in the interests of the sub tantial holder on 24/11/2006

Th revious notice was given to the company n 16/11/2006

Th revious notice was dated 16/11/2006

2. I evious and present voting power

Th otal number of votes attached to all the vo g shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) when last required, and when now requir , to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	40,125,527	8.96%	46,969,554	10.48

3. C anges in relevant interests

Pa iculars of each change in, or change in the ature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the sub antial holder was last required to give a su stantial holding notice to the company or scheme are as follows:

Date of change	Person wh se relevant interest ch nged	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each pers n whose relevant in erest has changed i listed in Schedule .	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

4. resent relevant interests

P: iculars of each relevant interest of the sub :antial holder in voting securities after the change are as follows:

Holder of relevant interest	Registere holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The regist red holders of the sec ities are various thi d parties acting as c istodians on behalf ' AXA Group ent es (see also colum 1 of Schedule).	[Not applicable.]	Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

5. hanges in association

Tr persons who have become associates (2) f, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting int ests in the company or scheme are as foll ws:

Name and ACN/ARSN (if a plicable)	Nature of association
[Not applicable.]	[Not applicable.]

6. ddresses

Th addresses of persons named in this form a e as follows:

Name	Address
See Parts A and B of Sche ile 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

S gnature

Pr name: Milena Ickeringill Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

Si here: Date: 30 November 2006

DIRECTIONS

(1 If there are a number of substanti holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be i cluded in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifica y named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant inte rst" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company c nstitute one class unless divided into separate classes.

(5) The person's votes divided by the otal votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreem t or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of t e power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agre ment" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must i clude any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to the acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on ehalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was ac uired.

(8) If the substantial holder is unable t determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the p esent association and any change in that association since the last substantial holding notice.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

N te: All information provided in this schedule is based on the inf rmation available to AXA APH at the time of filing this notice.

'ART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible entitie s / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities v hich are responsible entities, trustees, managers of funds and delegates of managers, including those set out below	Not applicable
National Mutual Funds Manag ement Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Rosenberg Investment N anagers LLC	4 Orinda Way Bldg E, San Francisco, CA 94102
AXA Investment Managers U : Ltd	7,Newgate Street, London EC1A 7NX, England
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Asset Management Lim ted	447 Collins Street, Melbourne, Victoria 3000
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Li nited	Level 29, 1 Farrer Place, Sydney, NSW 2000
Various custodians on behalf c f various international entities ultimately controlled b · AXA (details not available at time of filing)	Various
Part A(ii) - Persons with votin ; power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, i icluding, as ultimate holding companies, those set o it below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Li nited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant int rests	
[Not applicable]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Com anies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000

Name	Address
National Mutual Funds Management (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associates Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Planning Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investments) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Management Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000

Name	Address
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Managemen Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administratio Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Managemen Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limi ed	Level 6, 80 The Terrace, Wellington
In addition to the entities refer ed to above, each other entity in AXA's global corpor te group which is ultimately controlled by AXA s an associate of a person whose relevant interest change l.	
Part B(ii) - Other associates	
Not applicable	

SCHI :DULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Ii terest	Date of Transaction	Transaction Type	Consideration	# Shares
Westpac Custodian Noı ıinees as custodian for Nationa Mutual Funds Management l .imited	open			**7,049,156.00**
	08-Nov-06	BUY	- 206,743.84	49,000.00
	09-Nov-06	BUY	- 9,526,433.63	2,252,600.00
	16-Nov-06	BUY	- 2,426,658.92	563,100.00
	20-Nov-06	BUY	- 637,996.35	146,600.00
	22-Nov-06	BUY	- 896,640.27	205,200.00
	23-Nov-06	BUY	- 2,040,159.76	474,500.00
				10,740,156.00
Westpac Custodian Noı ıinees as custodian for ipac Se :urities Limited	open			**3,062,597.00**
	08-Nov-06	BUY	- 96,639.09	22,999.00
	09-Nov-06	BUY	- 1,607,897.57	380,200.00
	14-Nov-06	BUY	- 102,646.64	23,993.00
	14-Nov-06	SELL	617,418.80	- 145,000.00
	15-Nov-06	BUY	- 75,200.31	17,514.00
	15-Nov-06	SELL	186,097.07	- 43,511.00
	16-Nov-06	BUY	- 409,398.70	95,000.00
	17-Nov-06	BUY	- 52,062.31	11,758.00
	20-Nov-06	BUY	- 66,093.12	15,187.00
	22-Nov-06	BUY	- 155,120.52	35,500.00
	23-Nov-06	BUY	- 356,938.72	83,000.00
				3,569,237.00
Merril Lynch Custc ılian Nominees as custodiaı for ipac Securities Limitı d	open			**892,133.00**
				892,133.00
Various Nominees (Inte ɿnational AXA Entities) Details noı available at time of filinç	open			**29,121,641.00**
	Nov (9-24)	BUY		2,656,387.00
				31,778,028.00
TOTAL				**46,969,554.00**

PaperlinX North America

Chris Creighton
President

PaperlinX North America

			Locations
Spicers Inc	-	US West Coast	15
Kelly Paper	-	US West Coast	50
Coast Paper	-	Canada	9
Spicers	-	Canada	12

PaperlinX

PaperlinX North America


EDMONTON
CALGARY
SASKATOON
VANCOUVER
REGINA
WINNIPEG
SEATTLE
PORTLAND
MINNEAPOLIS
SACRAMENTO
SALT LAKE CITY
DENVER
KANSAS CITY
SAN FRANCISCO
LAS VEGAS
LOS ANGELES
SAN DIEGO
PHOENIX
TUCSON
HAWAII
ST LOUIS
ST. JOHN'S
QUEBEC CITY
SUDBURY
DARTMOUTH
OTTAWA
MONTREAL
TORONTO
BELLEVILLE
KITCHENER

PaperlinX

PaperlinX North America - Management


Chris Creighton
President
Tony Kennedy
CFO
Rick Anderson
V.P. Purchasing
Connie Kolajtowisz
OH&S Director
Dave Woodley
V.P. Human Resources
Charlie Whitaker
President,
Spicers Paper Inc
Ed Pearson
President, Kelly Paper
Fred Kramer
President,
Coast Paper
Larry Jackson
President,
Spicers Canada

PaperlinX

History

1984/2000:S.P.L. acquires Noland, LaSalle, Fraser, Seaboard.

2000: PPX NA incorporated

2001: COAST PAPER

2003: PAPIER TURGEON (now Papier Coast)

2003: KELLY PAPER (via Buhrmann)

2006: CASCADES RESOURCES (now Spicers Canada)

PaperlinX

Volume Growth (000 tonnes)


000 mt
600
500
400
300
200
100
0
03
04
05
06

PaperlinX

Revenue Growth (US$M)


US$M
900
800
700
600
500
400
300
200
100
0
03
04
05
06

EBIT Growth (US$M)


US$M
30
25
20
15
10
5
0
03
04
05
06

US GDP Growth (% year on year)


5.0
4.0
3.0
2.0
1.0
0.0
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06

PaperlinX

US Employment


US Unemployment (% year on year)
10
5
0
-5
-10
-15
Oct-02
Oct-04
Oct-05
Oct-06

PaperlinX

Advertising: North America



Magazine Pages – (% change year on year)

Magazine Pages:
- OCT 06 down -0.4% vs. OCT 05
- YTD 06 up 0.6% vs. YTD 05



Magazine Revenue – (% change year on year)

Magazine Revenue:
- OCT 06 up 2.1% vs. OCT 05
- YTD 06 up 4.3% vs. YTD 05

Source: PIB

PaperlinX

US Total Print Market – 2005 (total shipments $US165b)



10%
16%
7%
67%
Commercial Printing
Forms, Labels & Tags
Packaging
Other

Source: PIA

PaperlinX

US Commercial Print Market – 2005 (total shipments $US110b)



10%
5%
6%
46%
33%
General Printing
Newspaper Printing
Book Printing
Magazine Printing
Other

Source: PIA

PaperlinX

NA Industry Statistics: September 2006

September 2006 v September 2005				
	Apparent Consumption % Change	Shipments %Change	Imports %Change	Capacity %Change
CFS	3.8	-4.0	33.4	-3.9
UCFS	0.1	-1.3	-10.5	-0.6
September 2006 YTD v September 2005 YTD				
	Apparent Consumption % Change	Shipments %Change	Imports %Change	Capacity %Change
CFS	5.6	0.5	18.1	-3.9
UCFS	-1.1	0.4	-13.7	-2.6

Source: RISI & Company Data

PaperlinX

North American Capacity Closures in 2005

Printing and Writing Paper

International Paper	Pensacola, Fla	142,000
International Paper	Jay, Maine	88,000
Tembec	St Leonard-de-Portneuf, Que	75,000
Badger	Peshtigo, Wis.	70,000
Sappi	Muskegon, Mich	116,000
International Paper	Bastrop, La	300,000
Cascades	Thunder Bay, Ont	165,000
Pasadena Paper	Pasadena, Texas	190,000
Weyerhaeusar	Prince Albert, Sask	280,000
Stora Enso	Stevens Point, Wis	25,000
Domtar	Cornwall, Ont	265,000
Domtar	Ottawa, Ont	65,000
Domtar	Vancouver, B.C.	120,000
Total		**1,901,000**

PaperlinX

NA Uncoated Woodfree Paper Capacity



(000 tons)
16000
15000
14000
13000
12000
11000
10000
1989
1994
1999
2004

Source: RISI & Company Data

PaperlinX

Uncoated Woodfree Paper Operating Rate



100
95
90
85
80
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06

Source: RISI & Company Data

Uncoated Woodfree Paper Pricing



Average Value of Uncoated Freesheet (US$ per tonne)
1050
1000
950
900
850
800
750
700
Aug-00
Aug-01
Aug-02
Aug-03
Aug-04
Aug-05
Aug-06

Source RISI & Company Data

Uncoated Woodfree Paper Consumption


US Uncoated Freesheet - apparent consumption seasonally adjusted
('000 tons)
thousand tons
1400
1300
1200
1100
1000
900
800
Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06

PaperlinX

NA Coated Woodfree Paper Capacity


(000 tons)
6000
5500
5000
4500
4000
3500
3000
1989
1994
1999
2004

Source: RISI & Company Data

PaperlinX

Coated Woodfree Paper Operating Rate



105
100
95
90
85
80
75
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06

Source: RISI & Company Data

PaperlinX

Coated Woodfree Paper Pricing



Average Value of Coated Freesheet (US$ per tonne)
1050
1000
950
900
850
800
Aug-00
Aug-01
Aug-02
Aug-03
Aug-04
Aug-05
Aug-06

Source: RISI & Company Data

PaperlinX

Coated Woodfree Paper Consumption



US Coated Freesheet - apparent consumption seasonally adjusted
('000 tons)
thousand tons
550.0
500.0
450.0
400.0
350.0
300.0
250.0
200.0
Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05

PaperlinX

US vs Europe Coated Prices (in US$/tonne)



German and US Coated Paper Prices (in US$)
US$/mt
1500
1400
1300
1200
1100
1000
900
800
700
600
US 60lb Coated Rolls (in US$)
German 100gsm Coated Reels (in US$)
Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06

Source: RISI

PaperlinX

Europe vs US - Prices



100gsm Coated Reels (€ per tonne) - Germany
Average Value of Coated Freesheet (US$ per tonne)
A4 Cutsize B Grade (€ per tonne) - Germany
Average Value of Uncoated Freesheet (US$ per tonne)

Source: RISI & Company Data

PaperlinX

North American Paper Industry Structure

- Key players
- Consolidation
  - uncoated commodity free sheet >65% with 2 parties
  - coated commodity free sheet >60% with 4 parties
  - SBS >60% with 2 parties
- Regional differences
- Capacity closures
  - major printer consolidation
- Imports / domestic supply

PaperlinX

Key Paper Grades

- Pacesetter family
- "Kelly" brand penetration
- Endeavour recycled / FSC
- Discovery
- Supreme
- IPPRINT
- Mill exclusives

PaperlinX

Key Suppliers

- Stora Enso
- Sappi
- International Paper
- Domtar/Weyerhaeuser
- Boise
- Burgo
- Moorim
- Lecta

PaperlinX

Key Competitors / Competitive Landscape

- Xpedx (U.S. Only)
- Unisource (U.S. and Canada)
- Domtar Merchants (Canada and U.S. East/Tx.)
- Regional Independents
- Mill agents
- Brokers
- Mills direct

PaperlinX

Merchant Value Proposition

- Spicers Canada: strategic partner in work flow solutions, technology and value added bundle
- Coast Paper: Paper specialist, end user bias, graphics in West, converting and FSC bias
- Kelly Paper: leaders in small to medium size printer segment. Graphics/consumables/Kelly brands
- Spicers Paper Inc.: Proprietary coated paper specialists, converting, FSC, superior service.

PaperlinX

PaperlinX Canada Limited

November 30th, 2006

SPICERS

COAST PAPER

ROLL-O-VERT PAPER SALES

PaperlinX

Review of Cascades Resources Acquisition

PaperlinX

PaperlinX Acquisition Criteria

- Strong Customer Relationship
- Quality Supply Franchises
- Quality People
- Ability to extract synergy via in market scale
- Meet minimum 15% ROAFE by year 3

Major Projects

PaperlinX

- Single IT Platform
- Combined Benefits and Pension
- Review of Logistics
- Review of Structure
- Quebec City Integration
- Sale of West
- Alignment with Strategic Suppliers

Canadian Printing Industry

PaperlinX

2005 Canadian Printing Industry - $23 Billion

The industry continues to have consistent growth despite the influence on communication of the Internet and the strengthening of the Canadian dollar.

$12 billion	-	Shipments – largest manufacturing in Canada
$11 billion	-	Additional spin off to other sectors of the economy
$1.7billion	-	Worldwide exports
5,800	-	Businesses
84,000	-	Employees – 4th largest employer in Canada


$14
$12
$10
$8
$6
$4
$2
$0
1996 1997 1998 1999 2000 2001 2002 2003 2005 2005
($ billion) $9.0 $9 1 $9.4 $10 4 $11.1 $11 6 $11.7 $11 6 $11.8 $12.2

Source Canadian Printing Industry Assoc.

Canadian Printing Industry

PaperlinX

Regional Distribution Of Printing Industry Volume – Canada (2005)


British Columbia 7%
Prairies 11%
Quebec 23%
Maritimes 3%
Ontario 56%

Woodfree Printing & Writing Shipments

PaperlinX

2005 Woodfree Printing & Writing Shipments within Canada
Metric Tons (000's)

	Domestic	Imports	Total	% Imports
Coated				
Woodfree	87	402	489	80%
Uncoated				
Woodfree	457	418	875	48%
TOTAL	544	820	1,364	60%

Source Stats Canada, Pulp & Paper Canada

Canadian Paper Capacity Changes
(000's Short Tons)

PaperlinX

Canadian Paper Capacity Changes
(000's Short Tons)

Coated Woodfree			
Cascades	Thunder bay, ON	31	Jan. 06
Domtar	Ottawa, ON	30	March 06
Domtar	Cornwall, ON	126	March 06
Domtar	New Westminister, BC	134	June 06
	Total	321	
Uncoated Woodfree			
Domtar	Cornwall, ON	85	March 05
Cascades	St. Jerome, QC	10	Dec. 05
Weyerhaeuser	Prince Albert, SK	280	Dec. 05
Domtar	Ottawa, ON	35	March 06
Domtar	Cornwall, ON	53	March 06
Weyerhaeuser	Dryden, ON	155	April 06
	Total	618	

Exchange Rates

PaperlinX


Monthly Avg. Exchange Rates U.S. Dollars per Australian Dollar


Monthly Avg. Exchange Rates U.S. Dollars per Canadian Dollar

Canadian Merchant Market

PaperlinX

Paper Market -	Approx. CAD $ 2.1 Billion CDN
Major Competitors -	Domtar Merchants
	Unisource
	Cascades Resources / Gould
	Others

Value Offering

PaperlinX



Delivering Value
PaperlinX Canada is the bridge that links knowledge to people, product to market and resources to industry. We recognize your need to streamline procurement and trim waste. By making available a diverse range of products, supported by a team of knowledgeable technical specialists, we address your companies procurement needs from your front office through to your shipping bay doors.

- ***Printing papers***
- ***Business imaging***
- ***Consumer brands***
- ***Packaging + shipping***
- ***Sanitation + maintenance***
- ***Graphic supplies + systems***



Coast & Spicers' Locations

PaperlinX



Edmonton - Coast
Burnaby - Coast
Calgary - Coast
Saskatoon - Coast
Regina - Coast
Winnipeg - Coast & Spicers
Sudbury - Spicers
Ottawa - Spicers
Quebec City - Spicers
Mount Pearl - Spicers
Dartmouth - Spicers
Montreal - Spicers
Belleville - Spicers
Scarborough - Spicers
Mississauga - Coast & Spicers
Kitchener - Spicers
Mississauga - Roll O Vert
Legend
Distribution Centers
Converting Centers

Focus on 4 Customer Segments

PaperlinX

- Printing & Copy Papers
- Graphic Arts Consumables & Equipment
- Sign & Display Media
- Industrial & Packaging

Commercial Printers

Paper*linX*

PRINTER / CUSTOMER



Packaging
Bindery/Finishing
Shipping +
Press
Ink Mixing
Pre-
Office
Washro
Mailin
Kitchen/Cafe

ONE STOP SHOPPING

Product / Customer Segment Matrix

Paper*linX*



Customer
Products
Industrial Mfg. & Service
ReDistribut. & Retail
Commercial Printing & Print-On-Demand
Graphic Commun. Production
Packaging Mfg.
Digital Display Graphic Mfg.
Comm. Printing Papers
Litho Graphic Production Systems
Digital Display Graphic Production Systems
Industrial Packaging Systems
Facility, Health & Safety Solutions
Office & Retail Papers